FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

American Home Mortgage Securities LLC	0001277605
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, December 17, 2004 Series 2004-4	333-118302

Name of Person Filing the Document
(If Other than the Registrant)


04053032



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN HOME MORTGAGE SECURITIES LLC

By: ______________________________

Name: Alan Horn

Title: Executive Vice President

Dated: December 21, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET & COMPUTATIONAL MATERIALS


AMERICAN HOME MORTGAGE

American Home Mortgage Investment Trust 2004-4

$221,112,000 (Approximate) HELOC Notes

American Home Mortgage Securities, LLC

(Depositor)

GMAC Mortgage Corporation

(HELOC Master Servicer)

American Home Mortgage Servicing, Inc.

(Servicer)


MBIA

(Note Insurer)

American Home Mortgage Investment Trust 2004-4

To 10% Optional Termination [1]								
Class	Approx. Size	Type	BMark	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity [2]	Stated Final Maturity [3]	Expected Ratings (S&P/Moody's)
VII-A	$221,112,000	FLT	1mo LIBOR	1.51	1 - 47	11/25/2008	9/25/2030	AAA/Aaa

To Maturity								
Class	Approx. Size	Type	BMark	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity [2]	Stated Final Maturity [3]	Expected Ratings (S&P/Moody's)
VII-A	$221,112,000	FLT	1mo LIBOR	1.62	1 - 86	2/25/2012	9/25/2030	AAA/Aaa

Prepayment Rate / Draw Rate	
HELOCs	50% CPR / 10% CDR

(1) *The Servicer may exercise its right to purchase the HELOCs on any Payment Date on or after the first Payment Date on which the principal balance of the Notes declines to 10% or less of the principal balance of the Notes as of the Closing Date.*

(2) *Upon notice to the Note Insurer and subject to the conditions of the sale and servicing agreement, on any payment date, the mortgage loan transferor may, but shall not be obligated to, remove from the trust a portion of the HELOCs without notice to the noteholders. Upon any such removal, the transferor interest will be reduced by an amount equal to the aggregate principal balances of the HELOCs removed. Such removal may have the effect of reducing principal collections available to the Class VII-A Notes, thereby extending the expected maturity of the Class VII-A Notes.*

(3) *The Stated Final Maturity Date with respect to the Class VII-A Notes is the date on which the Insurer guarantees payment equal to the aggregate outstanding Class VII-A Note principal balance.*

* *The Trust will issue one class of AAA/Aaa rated notes (the "HELOC Notes" for the purposes of this term sheet, the "Class VII-A Notes" or the "Notes") secured principally by home equity lines of credit (the "HELOCs" or the "Group 7 Mortgage Loans"). In addition to the HELOCs conveyed to the trust on the Closing Date, the property of the trust will include cash on deposit in certain accounts, including the prefunding account and other collections on the HELOCs.*

** *For modeling purposes it was not assumed that excess from groups 1-6 would also build to the Target OC.*

Weighted Average Life (1) and Maturity
Sensitivity of the Notes to Payments and Draws

Class VII-A

(Assumes 10% Optional Termination)

Prepayment Speeds (expressed as %CPR for HELOCs)

(1) The weighted average life of each of the Notes is determined by (i) multiplying the amount of each principal payment by the number of years from the date of issuance to the related Payment Date, (ii) adding the results, and (iii) dividing the sum by the original Class VII-A Note Principal Balance.

% CPR	40%			45%			50%			55%			60%		
% CDR	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity
0%	1.72	1 - 54	6/25/2009	1.47	1 - 46	10/25/2008	1.28	1 - 40	4/25/2008	1.12	1 - 35	11/25/2007	0.96	1 - 28	4/25/2007
5%	1.91	1 - 60	12/25/2009	1.61	1 - 50	2/25/2009	1.38	1 - 43	7/25/2008	1.19	1 - 37	1/25/2008	1.02	1 - 30	6/25/2007
10%	2.14	1 - 66	6/25/2010	1.79	1 - 56	8/25/2009	1.51	1 - 47	11/25/2008	1.29	1 - 40	4/25/2008	1.08	1 - 31	7/25/2007
15%	2.44	1 - 72	12/25/2010	2.02	1 - 63	3/25/2010	1.67	1 - 52	4/25/2009	1.41	1 - 44	8/25/2008	1.19	1 - 37	1/25/2008
20%	2.79	1 - 76	4/25/2011	2.30	1 - 68	8/25/2010	1.89	1 - 59	11/25/2009	1.56	1 - 49	1/25/2009	1.30	1 - 41	5/25/2008

** *For modeling purposes it was not assumed that excess from groups 1-6 would also build to the Target OC.*

Weighted Average Life (1) and Maturity
Sensitivity of the Notes to Payments and Draws (continued)

Class VII-A

(Assumes No Optional Termination)

Prepayment Speeds (expressed as %CPR for HELOCs)

(1) The weighted average life of each of the Notes is determined by (i) multiplying the amount of each principal payment by the number of years from the date of issuance to the related Payment Date, (ii) adding the results, and (iii) dividing the sum by the original Class VII-A Note Principal Balance.

% CPR	40%			45%			**50%**			55%			60%		
% CDR	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity
0%	1.86	1 - 111	3/25/2014	1.59	1 - 95	11/25/2012	1.38	1 - 82	10/25/2011	1.20	1 - 71	11/25/2010	1.05	1 - 62	2/25/2010
5%	2.04	1 - 105	9/25/2013	1.74	1 - 95	11/25/2012	1.49	1 - 84	12/25/2011	1.29	1 - 75	3/25/2011	1.12	1 - 66	6/25/2010
10%	2.26	1 - 100	4/25/2013	1.91	1 - 93	9/25/2012	1.62	1 - 86	2/25/2012	1.39	1 - 78	6/25/2011	1.20	1 - 69	9/25/2010
15%	2.53	1 - 97	1/25/2013	2.11	1 - 91	7/25/2012	1.78	1 - 86	2/25/2012	1.51	1 - 79	7/25/2011	1.29	1 - 72	12/25/2010
20%	2.86	1 - 93	9/25/2012	2.37	1 - 89	5/25/2012	1.98	1 - 85	1/25/2012	1.66	1 - 80	8/25/2011	1.40	1 - 74	2/25/2011

** *For modeling purposes it was not assumed that excess from groups 1-6 would also build to the Target OC.*

Preliminary Summary of Terms	
Trust:	American Home Mortgage Investment Trust 2004-4 The Trust will issue one class of AAA/Aaa rated notes (the "HELOC Notes" for the purposes of this term sheet, the "Class VII-A Notes" or the "Notes") secured principally by home equity lines of credit (the "HELOCs" or the "Group 7 Mortgage Loans"). In addition to the HELOCs conveyed to the trust on the Closing Date, the property of the trust will include cash on deposit in certain accounts, including the prefunding account and other collections on the HELOCs. The Trust will also issue 6 additional classes of notes secured principally by first lien, adjustable and fixed rate, fully amortizing, residential mortgage loans (the "Group 1-6 Mortgage Loans").
Depositor:	American Home Mortgage Securities, LLC
Seller:	American Home Mortgage Acceptance, Inc.
HELOC Master Servicer:	GMAC Mortgage Corporation
Servicer:	American Home Mortgage Servicing, Inc.
Indenture Trustee:	Bank of New York
Owner Trustee:	Wilmington Trust Company
Note Insurer:	MBIA Insurance Corporation ("MBIA", or the "Credit Enhancer")
Note Ratings:	S&P and Moody's
Sole Manager:	Lehman Brothers Inc.
Expected Pricing Date:	The week of December 13, 2004
Expected Closing Date:	On or about December 21, 2004
Payment Date:	25th of each month, or the next succeeding Business Day (First Payment Date: January 25, 2005)
Cut-Off Date:	End of Business November 30, 2004
Delay Days:	0 days
Day Count:	Actual/360
Interest Accrual:	Accrues from the last Payment Date (or the Closing Date in the case of the first Payment Date) through the day preceding the current Payment Date.
Class VII-A Note Rate:	For the Class VII-A Notes, the lesser of (x) 1 Month LIBOR + [__]% and (y) the Maximum Rate.
Due Period:	The calendar month immediately preceding the current Payment Date.

Preliminary Summary of Terms	
Prefunding:	On the Closing Date, approximately $35,598,828 will be deposited into an account designated the "pre-funding account". This amount will be funded from the proceeds of the sale of the notes. During the pre-funding period, funds on deposit in the pre-funding account will be used by the issuer to buy mortgage loans from the sellers from time to time. The pre-funding period will be the period from the Closing Date to the earliest of (i) the date on which the amount on deposit in the pre-funding account is less than $50,000, (ii) March 31, 2005 and (iii) the occurrence of a servicer default under the servicing agreement. The mortgage loans sold to the trust after the Closing Date will conform to subsequent loan criteria. Amounts on deposit in the pre-funding account will be invested in permitted investments as specified in the Indenture. Any amounts remaining in the pre-funding account at the end of the pre-funding period will be used to make principal payments on the Class VII-A Notes.
Credit Enhancement:	The Class VII-A Notes have the following forms of credit support: (i) Excess Spread; (ii) Overcollateralization (approximately 0.40% initial and 4.25% target); and (iii) the Note Insurer will unconditionally guarantee timely payments of interest on the Class VII-A Notes. The Note Insurer will guarantee payment of principal as described below ("Guaranteed Principal Distribution Amount").
Optional Termination:	The Servicer may exercise its right to purchase the HELOCs on any Payment Date on or after the Payment Date on which the principal balance of the notes declines to 10% or less of the principal balance of the notes as of the Closing Date.
Termination of Trust:	The Trust shall terminate upon notice to the Indenture Trustee of the later of (A) payment in full of all amounts owing on the notes and to the Insurer unless the Insurer shall otherwise consent and (B) the earliest of (i) the final payment or other liquidation of the last mortgage loan remaining in the Trust; (ii) the optional purchase by the Servicer of the HELOCs as described above and (iii) the Payment Date in September 2030.

Preliminary Summary of Terms	
Clearing:	DTC, Euroclear or Clearstream.
Denomination:	Minimum $25,000; increments of $1,000.
SMMEA Eligibility:	The Notes are **not** expected to be SMMEA eligible.
ERISA Eligibility:	The Notes are expected to be ERISA eligible.
Tax Structure:	Debt for Federal income tax purposes.
Servicing Advances:	All reasonable and customary "out of pocket" costs and expenses incurred in the performance by the Servicer of its servicing obligations, including, but not limited to, the cost of (i) the preservation, restoration and protection of the mortgaged property, (ii) any enforcement or judicial proceedings, including foreclosures, (iii) the management and liquidation of the REO Property, including reasonable fees paid to any independent contractor in connection therewith, and (iv) compliance with various other obligations as specified in the Sale and Servicing Agreement. The Servicer will not advance delinquent payments of principal and interest.

Preliminary Summary of Terms	
Interest Distributions:	On each payment date, Floating Allocation Percentage of Interest Collections (reduced by the servicing fee, Indenture Trustee fee and any unreimbursed nonrecoverable servicing advance previously made) will be distributed in the following priority: (1) to the Note Insurer to pay the Note Insurer premium; (2) to the noteholders, to pay accrued and any overdue accrued interest on the Notes at the Class A Note Rate, in each case accrued at a rate that is not higher than the Maximum Rate on the Notes; (3) to the noteholders, to cover any current or previous Investor Charge-Off Amounts not already reimbursed; (4) to the Note Insurer, as reimbursement for prior draws made under the Policy; (5) to the noteholders, as a payment of principal, the amount necessary to build the Overcollateralization as specified by the sale and servicing agreement; (6) to the Note Insurer, any other amounts owed to the Note Insurer pursuant to the insurance agreement; (7) to pay the Basis Risk Shortfall Carry-Forward Amount; (8) to the Indenture Trustee for certain capped expenses; and (9) any remaining amounts, to the owner of the seller's interest. On each payment date, 20% of Groups 1-6 Excess Interest will be distributed, in each case to the extent such such amount have not been fully distributed pursuant to priorities 1-9 above, in the following priority: (1) to the noteholders, to cover any current or previous Investor Charge-Off Amounts not already reimbursed; (2) to the Note Insurer, as reimbursement for prior draws made under the Policy; (3) to the noteholders, as a payment of principal, the amount necessary to build the Overcollateralization as specified by the sale and servicing agreement; (4) to the Note Insurer, any other amounts owed to the Note Insurer pursuant to the insurance agreement; (5) to the Indenture Trustee for certain capped expenses; and (6) any remaining amounts, to the owner of the seller's interest.
Interest Collections:	Amounts collected during the related Due Period on the HELOCs and allocated to interest in accordance with the terms of the related credit line agreements, together with the interest portion of any purchase price and substitution adjustment amount paid during the related Due Period and any net recoveries on HELOCs that were previously charged-off HELOCs less foreclosure profits.

Preliminary Summary of Terms	
Maximum Rate:	The Maximum Rate for any payment date is equal to the weighted average of the mortgage loan rates, minus (i) the servicing fee rate, (ii) the rate at which the indenture trustee's fees are calculated and (iii) the per annum premium on the Policy expressed in dollars divided by the current principal balance of the HELOCs, for each mortgage loan, weighted on the basis of the related principal balance of each mortgage loan on the first day of the related Due Period.
Basis Risk Shortfall Carry-Forward Amount ("Catch-Up Feature"):	If the Class VII-A Note Rate is limited by the Maximum Rate, any interest which would have accrued at LIBOR + [__]% above the Maximum Rate will be payable on the next Payment Date together with accrued interest at LIBOR + [__]% to the extent of Available Funds thereof.
HELOC Excess Interest:	The Interest Collections on the HELOCs that are allocated to the Notes in excess of the amount of interest due and payable on the Class VII-A Notes.
Overcollateralization:	A portion of HELOC Excess Interest and 20% of Groups 1-6 Excess Interest ("Excess Interest"), to the extent necessary, will be applied as payments of principal on the Class VII-A Notes. A portion of the Excess Interest will be applied as payments of principal on the Class VII-A Notes to the extent required to reach the OC Target. This will result in an acceleration of principal payments on the Class VII-A Notes relative to the amortization of the HELOCs, thereby creating Overcollateralization for the Class VII-A Notes. Once the required level of Overcollateralization is reached, the application of the Excess Interest will cease, until it is again needed to maintain the required level of Overcollateralization.
Initial OC:	0.40% of the initial HELOC balance.
OC Target:	4.25% of the initial HELOC balance.
Overcollateralization Release:	Beginning with the Payment Date in July 2007 (the 31st Distribution Date or the "Step-Down Date"), the Overcollateralization amount is allowed to step down to 8.5% of the current Invested Amount, subject to certain stepdown tests; provided that in no event will the Overcollateralization be less than the OC Floor.
OC Floor:	The greater of 0.90% of the initial HELOC balance plus the prefunded amount or the principal balance of the three largest loans.
Groups 1-6 Excess Interest Allocation to Group 7:	For any Payment Date, will be 20% of the excess amounts prior to payment on the NIM security or residual classes relating to the groups 1-6 mortgage loans.

Preliminary Summary of Terms	
Principal Distributions:	On each payment date, Principal Collections will be distributed in the following priority: During the *Managed Amortization Period*, holders of the Notes will receive aggregate principal collections on the HELOCs allocable to such period less aggregate draws on such HELOCs allocable to such period. During the *Rapid Amortization Period,* holders of the Notes will receive 100% of the principal collections on the HELOCs until the Notes are paid in full.
Principal Collections:	Amounts collected during the related Due Period on the HELOCs and allocated to principal in accordance with the terms of the related credit line agreement together with the principal portion of any purchase price or any substitution adjustment amounts paid during the preceding Due Period.
Managed Amortization Period:	Begins on the first Payment Date and ends on the earlier of the Payment Date in December 2009 or the occurrence of a Rapid Amortization Event.
Rapid Amortization Period:	Begins on the earlier of Payment Date in January 2010 or the occurrence of a Rapid Amortization Event.
Guaranteed Principal Distribution Amount:	With respect to any Payment Date other than the Payment Date in September 2030, MBIA will guarantee a payment equal to the amount, if any, by which (a) the Class VII-A Note principal balance (after giving effect to all payments of principal on the Class VII-A Notes on such Payment Date, but without giving effect to payments under the MBIA policy to be made on such Payment Date) exceeds (b) the Invested Amount as of the end of the related Due Period. With respect to the Payment Date in September 2030, MBIA will guarantee a payment equal to the outstanding Class VII-A Note principal balance.
Invested Amount:	With respect to any Payment Date is the Invested Amount on the Closing Date reduced by (i) the aggregate amount of Investor Principal Distribution Amounts (before taking into account O/C Reduction Amounts) as of the end of the previous Due Period and on the related Payment Date and (ii) the aggregate of Investor Charge-Off Amounts since the Cut-Off Date, including the Investor Charge-Off Amount for such Payment Date. The Invested Amount on the Closing Date will be approximately $222,000,000.
Seller Interest:	This amount represents a pari passu interest in the assets of the Trust equal to the cumulative amount of draws on the HELOCs since the beginning of the Rapid Amortization Period. The Seller Interest is calculated as the outstanding pool balance at the end of the previous Due Period minus the Invested Amount.
Floating Allocation Percentage:	With respect to any Payment Date is the percentage equivalent of a fraction with a numerator which is the Invested Amount at the end of the previous Due Period and a denominator of the Pool Balance at the end of the previous Due Period (in the case of the first payment date the Pool Balance as of the Cut-Off Date), provided such percentage shall not be greater than 100%.

Preliminary Summary of Terms	
Investor Charge-Off Amounts:	For a given Payment Date, the amount of charge-offs incurred during related Due Period multiplied by the Floating Allocation Percentage.
Removal of Accounts:	Upon notice to the Note Insurer and subject to the conditions of the sale and servicing agreement, on any payment date, the mortgage loan transferor may, but shall not be obligated to, remove from the trust a portion of the HELOCs without notice to the noteholders. The mortgage loan transferor will randomly select the HELOCs to be removed. HELOCs to be removed will only be removed upon satisfaction of conditions specified in the sale and servicing agreement, including: • the mortgage loan transferor representing and warranting that no selection procedures which are adverse to the interests of the noteholders or the Note Insurer were used by the mortgage loan transferor in selecting the HELOCs to be removed; and • no Rapid Amortization Event has occurred or will occur as a result of the removal. Upon any such removal, the transferor interest will be reduced by an amount equal to the aggregate principal balances of the HELOCs removed. Such removal may have the effect of reducing principal collections available to the Class VII-A Notes, thereby extending the expected maturity of the Class VII-A Notes.
Rapid Amortization Event:	(i) Class A interest collections or principal collections for any Payment Date are not enough to make any payment of principal or interest in each case that is due on the Class VII-A Notes, and such failure continues for a period of five Business Days; (ii) a declaration of bankruptcy or insolvency by any of the Trust, the Depositor, or the Servicer; (iii) the Trust becomes subject to the Investment Company Act of 1940; or (iv) failure on the part of the Trust, the Depositor, the Seller or the Servicer to perform any of its other material obligations under the Sale and Servicing Agreement, the Trust Agreement or the Indenture.

Preliminary Summary of Terms
Subsequent Mortgage Loan Criteria - HELOCs

The option of the seller to sell additional HELOCs to the underlying trust is subject to the following requirements in addition to other requirements set forth in the pooling and servicing agreement:

- the additional HELOCs may not be 30 or more days delinquent as of the date they are transferred to the underlying trust;
- the remaining term to stated maturity of each additional HELOC will not exceed 300 months;
- the additional HELOCs will be secured by a mortgage in a first or second lien position;
- the additional HELOCs will have a fully-indexed margin between —0.000% and 7.000%;
- each additional HELOC will have a credit limit < $550,000;
- each additional HELOC will have a combined loan-to-value ratio less than or equal to 101%;
- each additional HELOC will have a Utilization less than or equal to 101%;
- each additional HELOC will have a credit score greater than or equal to 590; and
- no additional HELOC will provide for negative amortization.
- Each additional HELOC will be underwritten substantially in accordance with the criteria set forth under "Description of the Mortgage Loans--Underwriting Standards" in the prospectus supplement;

Such pool of additional HELOCs subsequently transferred will have the following characteristics:

- a weighted average fully-indexed margin of at least 1.10%;
- a weighted average combined loan-to-value ratio of no more than 95%;
- a weighted average credit score of 715 or greater;
- at least 55% of the HELOCs in the pool will be secured by a single family residence;
- at least 95% of the HELOCs in the pool will be secured by an owner-occupied property;
- no more than 25% of the pool will have a loan purpose of cash-out refinance;
- Cash-out refinance loans will have a maximum weighted average CLTV of 85%;
- no more than 15% of the pool will have a FICO score less than 660;
- no less than 80% of the pool will have "full documentation";
- no more than 37% of the pool will be in the state of California; and
- no more than 15% of the pool will be in any state other than California.

Collateral Summary

Collateral statistics for the *HELOCs* are listed below
as of End of Business November 30, 2004 (Cut-Off Date)

Total Number of Loans		3,324
Total Outstanding Loan Balance		$ 186,401,171.65
Average Drawn Balance		$ 56,077.37
Average Credit Limit		$ 61,791.64
Average Credit Limit Utilization Rate		90.75 %
Current WA Coupon		3.806 %
WA Margin (fully indexed)		1.193 %
WA Seasoning (months)		3 months
WA Remaining Term (months)		297 months
WA Remaining Draw Term (months)		117 months
WA CLTV		92.71 %
WA Current Credit Score (as of May 30, 2003)		721
Lien Position (% first / % junior)		0.45% / 99.55%
Property Type		
Single Family		61.04%
PUD		27.62%
Condo		10.10%
2-4 Family		1.24%
Occupancy Status		
Owner Occupied		98.75%
Non-Owner Occupied		0.97%
Investment Property		0.28%
Geographic Distribution		
other states account individually for less than 5% of pool balance	CA	32.23%
	MD	8.78%
	VA	8.42%
	IL	6.35%
	AZ	5.08%

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business November 30, 2004 (Cut-Off Date)

Principal Balances			
Range of Principal Balances ($)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
0.00 - 0.00	70	$0.00	0.00%
0.01 - 2,500.00	25	11,726.89	0.01
2,500.01 - 5,000.00	9	40,079.23	0.02
5,000.01 - 7,500.00	4	25,568.27	0.01
7,500.01 - 10,000.00	68	671,038.53	0.36
10,000.01 - 20,000.00	187	3,076,191.03	1.65
20,000.01 - 30,000.00	487	12,583,558.13	6.75
30,000.01 - 40,000.00	523	18,461,919.49	9.9
40,000.01 - 50,000.00	405	18,361,477.88	9.85
50,000.01 - 60,000.00	400	22,431,634.54	12.03
60,000.01 - 70,000.00	280	18,343,349.87	9.84
70,000.01 - 80,000.00	216	16,266,807.82	8.73
80,000.01 - 90,000.00	144	12,267,683.46	6.58
90,000.01 - 100,000.00	175	16,914,501.80	9.07
100,000.01 - 150,000.00	269	33,627,778.33	18.04
150,000.01 - 200,000.00	44	7,771,302.40	4.17
200,000.01 - 250,000.00	7	1,593,025.23	0.85
250,000.01 - 300,000.00	7	1,957,528.75	1.05
400,000.01 - 450,000.00	1	421,000.00	0.23
450,000.01 >=	3	1,575,000.00	0.84
Total:	**3,324**	**$186,401,171.65**	**100.00%**

Occupancy Type			
Occupancy	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Primary Home	3,262	$184,064,186.52	98.75%
Second Home	46	1,810,302.07	0.97
Investment	16	526,683.06	0.28
Total:	**3,324**	**$186,401,171.65**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business November 30, 2004 (Cut-Off Date)

Original Combined Loan-to-Value Ratios

Range of Original Combined Loan-to-Value Ratios (%)	HELOCs	Principal Balance ($)	% of Pool Principal Balance
5.01 - 10.00	3	$78,000.00	0.04%
10.01 - 15.00	2	94,403.86	0.05
15.01 - 20.00	2	204,849.14	0.11
20.01 - 25.00	2	90,000.00	0.05
25.01 - 30.00	4	142,727.57	0.08
30.01 - 35.00	5	341,588.80	0.18
35.01 - 40.00	3	119,816.24	0.06
40.01 - 45.00	4	184,637.19	0.10
45.01 - 50.00	6	406,249.63	0.22
50.01 - 55.00	14	1,186,914.22	0.64
55.01 - 60.00	14	944,681.10	0.51
60.01 - 65.00	17	2,133,656.24	1.14
65.01 - 70.00	27	1,923,442.83	1.03
70.01 - 75.00	32	2,348,833.53	1.26
75.01 - 80.00	122	11,060,147.70	5.93
80.01 - 85.00	102	5,494,049.86	2.95
85.01 - 90.00	866	41,311,071.56	22.16
90.01 - 95.00	625	31,992,793.53	17.16
95.01 - 100.00	1,473	86,287,127.08	46.29
100.01 - 105.00	1	56,181.57	0.03
Total:	**3,324**	**$186,401,171.65**	**100.00%**

Loan Purpose

Purpose	HELOCs	Principal Balance ($)	% of Pool Principal Balance
Purchase	2,484	$140,780,173.81	75.53%
Cash Out Refinance	674	37,981,349.00	20.38
Rate/Term Refinance	166	7,639,648.84	4.10
Total:	**3,324**	**$186,401,171.65**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business November 30, 2004 (Cut-Off Date)

Property Type			
Property Type	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
Single Family	2,024	$113,786,183.10	61.04%
PUD	885	51,485,083.31	27.62
Condo	375	18,818,129.06	10.10
2-4 Family	40	2,311,776.18	1.24
Total:	**3,324**	**$186,401,171.65**	**100.00%**

Geographic Distribution			
State	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
CA	838	$60,077,936.33	32.23%
MD	282	16,374,324.13	8.78
VA	249	15,689,128.75	8.42
IL	242	11,830,703.55	6.35
AZ	197	9,467,728.94	5.08
NV	127	8,419,557.07	4.52
NY	102	7,039,090.12	3.78
CO	122	6,003,624.00	3.22
GA	120	4,778,676.45	2.56
OR	118	4,773,549.10	2.56
MA	66	4,458,042.05	2.39
NJ	84	4,434,446.07	2.38
WA	85	4,293,175.43	2.30
SC	72	3,249,689.06	1.74
FL	74	2,978,574.27	1.60
UT	56	2,385,346.12	1.28
NC	67	2,269,631.21	1.22
CT	26	2,231,913.40	1.20
OH	63	2,198,937.07	1.18
PA	44	1,833,526.40	0.98
DC	26	1,657,546.58	0.89
MI	42	1,523,396.88	0.82

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business November 30, 2004 (Cut-Off Date)

Geographic Distribution (Cont.)			
State	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
KY	43	1,480,089.32	0.79
ID	29	997,195.37	0.53
MO	28	911,737.40	0.49
IN	17	746,616.75	0.40
NH	15	702,235.73	0.38
IA	20	661,721.26	0.35
MT	12	565,314.57	0.30
DE	9	453,058.28	0.24
MN	6	350,378.53	0.19
NM	8	304,572.02	0.16
RI	4	283,489.09	0.15
WI	8	254,917.52	0.14
LA	6	217,639.56	0.12
WV	4	157,225.51	0.08
KS	4	119,800.00	0.06
WY	2	71,783.60	0.04
VT	3	60,485.24	0.03
OK	2	35,000.00	0.02
MS	1	34,400.00	0.02
ME	1	24,968.92	0.01
Total:	**3,324**	**$186,401,171.65**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business November 30, 2004 (Cut-Off Date)

Current Credit Scores

FICO Score Rating	HELOCs	Principal Balance ($)	% of Pool Principal Balance
<= 0	3	$151,593.93	0.08%
581 - 600	1	87,201.05	0.05
601 - 620	5	234,019.88	0.13
621 - 640	65	3,342,452.37	1.79
641 - 660	177	9,968,607.93	5.35
661 - 680	399	20,762,677.39	11.14
681 - 700	500	27,259,509.70	14.62
701 - 720	537	32,472,182.18	17.42
721 - 740	501	28,764,144.86	15.43
741 - 760	522	27,640,755.79	14.83
761 - 780	349	19,757,855.61	10.60
781 - 800	226	14,174,193.22	7.60
801 - 820	39	1,785,977.74	0.96
Total:	**3,324**	**$186,401,171.65**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business November 30, 2004 (Cut-Off Date)

Credit Limits			
Range of Credit Limits ($)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
7,500.01 - 10,000.00	23	$197,428.52	0.11%
10,000.01 - 20,000.00	158	2,500,378.54	1.34
20,000.01 - 30,000.00	501	12,120,080.41	6.50
30,000.01 - 40,000.00	530	17,772,564.68	9.53
40,000.01 - 50,000.00	416	17,777,027.56	9.54
50,000.01 - 60,000.00	418	22,017,378.56	11.81
60,000.01 - 70,000.00	310	18,886,184.76	10.13
70,000.01 - 80,000.00	233	16,500,354.74	8.85
80,000.01 - 90,000.00	145	11,795,079.18	6.33
90,000.01 - 100,000.00	202	17,529,719.67	9.40
100,000.01 - 150,000.00	305	34,759,337.80	18.65
150,000.01 - 200,000.00	55	8,295,876.73	4.45
200,000.01 - 250,000.00	10	1,908,135.02	1.02
250,000.01 - 300,000.00	9	2,017,528.75	1.08
300,000.01 - 350,000.00	1	207.87	0.00
350,000.01 - 400,000.00	1	121,207.65	0.07
400,000.01 - 500,000.00	5	1,602,681.21	0.86
500,000.01 >=	2	600,000.00	0.32
Total:	**3,324**	**$186,401,171.65**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business November 30, 2004 (Cut-Off Date)

Credit Limit Utilization Rates			
Range of Credit Limit Utilization (%)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
0.000 - 0.000	71	$0.98	0.00%
0.001 - 10.000	42	195,045.97	0.10
10.001 - 20.000	33	409,413.73	0.22
20.001 - 30.000	17	346,984.74	0.19
30.001 - 40.000	28	825,855.73	0.44
40.001 - 50.000	32	1,210,597.69	0.65
50.001 - 60.000	24	912,320.49	0.49
60.001 - 70.000	36	2,136,548.20	1.15
70.001 - 80.000	46	1,995,643.93	1.07
80.001 - 90.000	38	2,377,986.56	1.28
90.001 - 100.000	2,957	175,990,773.63	94.42
Total:	**3,324**	**$186,401,171.65**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business November 30, 2004 (Cut-Off Date)

Margins			
Range of Margins (%)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
<= ¯0.251	3	$403,000.00	0.22%
¯0.250 - ¯0.001	1	50,000.00	0.03
0.000 - 0.249	82	6,584,095.21	3.53
0.250 - 0.499	273	22,961,643.38	12.32
0.500 - 0.749	128	10,304,582.86	5.53
0.750 - 0.999	662	53,057,709.57	28.46
1.000 - 1.249	201	11,724,347.21	6.29
1.250 - 1.499	373	14,923,233.14	8.01
1.500 - 1.749	198	10,704,447.38	5.74
1.750 - 1.999	757	29,684,400.08	15.93
2.000 - 2.249	138	6,202,431.59	3.33
2.250 - 2.499	131	6,029,195.59	3.23
2.500 - 2.749	68	3,751,292.69	2.01
2.750 - 2.999	65	3,155,927.18	1.69
3.000 - 3.249	69	1,764,246.96	0.95
3.250 - 3.499	40	1,322,232.10	0.71
3.500 - 3.999	86	2,178,241.32	1.17
4.000 - 4.499	26	782,847.36	0.42
4.500 - 4.999	5	205,222.73	0.11
5.000 - 5.499	9	336,495.32	0.18
5.500 - 5.999	6	184,270.94	0.10
6.000 - 6.499	3	91,309.04	0.05
Total:	**3,324**	**$186,401,171.65**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business November 30, 2004 (Cut-Off Date)

Current Loan Rates			
Range of Loan Rates (%)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
2.501 - 3.000	844	$46,001,138.76	24.68%
3.001 - 3.500	1,155	64,044,285.91	34.36
3.501 - 4.000	749	40,482,053.97	21.72
4.001 - 4.500	12	928,961.87	0.50
4.501 - 5.000	254	16,241,635.39	8.71
5.001 - 5.500	52	3,979,608.99	2.13
5.501 - 6.000	59	3,907,707.36	2.10
6.001 - 6.500	59	3,434,137.33	1.84
6.501 - 7.000	55	3,683,789.16	1.98
7.001 - 7.500	35	1,907,353.90	1.02
7.501 - 8.000	26	1,004,139.43	0.54
8.001 - 8.500	11	399,476.37	0.21
8.501 - 9.000	3	157,500.00	0.08
9.001 - 9.500	7	178,053.23	0.10
9.501 - 10.000	2	37,770.94	0.02
10.501 - 11.000	1	13,559.04	0.01
Total:	**3,324**	**$186,401,171.65**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business November 30, 2004 (Cut-Off Date)

Maximum Loan Rates			
Maximum Loan Rates (%)	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
18	3,324	$186,401,171.65	100.00%
Total:	**3,324**	**$186,401,171.65**	**100.00%**

Original Term			
Months	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
300	3,324	$186,401,171.65	100.00%
Total:	**3,324**	**$186,401,171.65**	**100.00%**

Remaining Term			
Months	**HELOCs**	**Principal Balance ($)**	**% of Pool Principal Balance**
281 - 285	2	$100,485.58	0.05%
286 - 290	2	194,619.77	0.10
291 - 295	712	40,400,737.33	21.67
296 - 300	2,608	145,705,328.97	78.17
Total:	**3,324**	**$186,401,171.65**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business November 30, 2004 (Cut-Off Date)

Original Draw Period

Months	HELOCs	Principal Balance ($)	% of Pool Principal Balance
120	3,324	$186,401,171.65	100.00%
Total:	**3,324**	**$186,401,171.65**	**100.00%**

Remaining Draw Period

Months	HELOCs	Principal Balance ($)	% of Pool Principal Balance
101 - 105	2	$100,485.58	0.05%
106 - 110	3	222,618.98	0.12
111 - 115	971	54,380,309.78	29.17
116 - 120	2,348	131,697,757.31	70.65
Total:	**3,324**	**$186,401,171.65**	**100.00%**

Collateral Statistics

Collateral statistics for the *HELOCs* are listed below
as of End of Business November 30, 2004 (Cut-Off Date)

Origination Year

Year	HELOCs	Principal Balance ($)	% of Pool Principal Balance
2003	2	$100,485.58	0.05%
2004	3,322	186,300,686.07	99.95
Total:	**3,324**	**$186,401,171.65**	**100.00%**

Lien Position

Lien Position	HELOCs	Principal Balance ($)	% of Pool Principal Balance
1st Lien	15	$834,949.66	0.45%
2nd Lien	3,309	185,566,221.99	99.55
Total:	**3,324**	**$186,401,171.65**	**100.00%**

Contacts

Syndicate	Kevin White	(212) 526-9519
	Danny Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
Trading	Charles Spero	(212) 526-6870
	Ross Shapiro	(212) 526-6870
Residential Mortgage Finance	Tom O'Hara	(212) 526-6469
	Stan Labanowski	(212) 526-6211
	Andrew Platt	(212) 526-7722
	Randal Johnson	(212) 526-0198
	Sam Warren	(212) 526-1486
Structuring	Sei-Hyong Park	(212) 526-0203
Collateral	Shane Rogovitz	(212) 526-3994


American Home Mortgage

$3,289,521,000

American Home Mortgage Investment Trust 2004-4
Mortgage Backed Notes, Series 2004-4

American Home Mortgage Securities, LLC
Depositor

American Home Mortgage Servicing, Inc.
Master Servicer/Servicer

Bear, Stearns & Co. Inc.
Lehman Brothers Inc.
Citigroup Global Markets Inc.
UBS Investment Bank
Underwriters

All Statistical Information based upon Information as of December 1, 2004.

Trading	Brian Hargrave	(212) 526-8320
Syndicate	Kevin White	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
Residential Finance	Tom O'Hara	(212) 526-6469
	Stan Labanowski	(212) 526-6211
	Andrew Platt	(212) 526-7722
	Randal Johnson	(212) 526-0198
	Darius Houseal	(212) 526-9466
	Sam Warren	(212) 526-1486
Structuring	Sei-Hyong Park	(212) 526-0203

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Lehman Brothers in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Lehman Brothers and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Lehman Brothers nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the **Lehman Brothers, Inc. Trading Desk at (212) 526-8320.**

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

$3,289,521,000

American Home Mortgage Securities, LLC
Mortgage Backed Notes, Series 2004-4

Class	Size (1)	Rating S&P/Mdys	Credit Enhance% (1)(2)	Note Interest Rate	Collateral	Note Type
			Group 1-5 Offered Notes			
I-A-1	$204,824,500	AAA/Aaa	20.95%	LIBOR (3)	MTA Neg Am ARMs	Group 1 Senior
I-A-2	$36,145,500	AAA/Aaa	7.00%	LIBOR (3)	MTA Neg Am ARMs	Group 1 Senior Mezz.
II-A-1	$497,673,900	AAA/Aaa	16.30%	LIBOR (4)	ARMs and 3/1 Hybrids (5)	Group 2 Senior
II-A-2	$55,297,100	AAA/Aaa	7.00%	LIBOR (4)	ARMs and 3/1 Hybrids (5)	Group 2 Senior Mezz.
III-A	$521,774,000	AAA/Aaa	7.00%	LIBOR (6)	ARMs and 3/1 Hybrid	Group 3 Senior
M-1	$96,118,000	AA/Aa2	3.70%	LIBOR (10)	Groups 1-5	Crossed Mezz.
			Group 6 Offered Notes			
VI-A-1	$281,677,000	AAA/Aaa	24.50%	Fixed (9)	Fixed Rate	Group 6 Senior
VI-A-2	$15,000,000	AAA/Aaa	24.50%	Fixed (9)	Fixed Rate	Group 6 Senior
VI-M-1	$39,099,000	AA/Aa2	14.55%	LIBOR (11)	Fixed Rate	Group 6 Mezz.
VI-M-2	$14,146,000	A/A2	10.95%	LIBOR (11)	Fixed Rate	Group 6 Mezz.
VI-M-3	$9,824,000	A-/A3	8.45%	LIBOR (11)	Fixed Rate	Group 6 Mezz.
VI-B-1	$9,824,000	BBB+/Baa1	5.95%	LIBOR (11)	Fixed Rate	Group 6 Sub.
VI-B-2	$9,234,000	BBB/Baa2	3.60%	LIBOR (11)	Fixed Rate	Group 6 Sub.
VI-B-3	$8,252,000	BBB-/Baa3	1.50%	LIBOR (11)	Fixed Rate	Group 6 Sub.
			Non-Offered Securities			
IV-A	$843,045,000	AAA/Aaa	7.00%	Fixed (7)	5/1 Hybrids (5)	Group 4 Senior
V-A	$550,013,000	AAA/Aaa	7.00%	Fixed (8)	5/1 Hybrids	Group 5 Senior
M-2	$71,360,000	A/NR	1.25%	LIBOR (10)	Groups 1-5	Crossed Mezz.
M-3	$26,214,000	BBB/NR	0.35%	LIBOR (10)	Groups 1-5	Crossed Mezz.
N	Notional	Information Not Provided				NIM
Trust Cert	Notional					Trust Certificate

- Prepayment Pricing Speed Assumption is 25% CPR for the Group 1, Group 2, Group 3, Group 4 and Group 5.
- Prepayment Pricing Speed Assumption for Group 6 is: 6% CPR to 20% CPR in first 12 months and 20% CPR thereafter.
- Notes are subject to a variance of +/- 10%
- The Class I-A, Class II-A, Class III-A, Class M-1, Class M-2, Class M-3, Class VI-M-1, Class VI-B-1, Class VI-B-2 and Class VI-B-3 Notes will settle flat.
- The Class I-A, Class II-A, Class III-A, Class M-1, Class M-2, Class M-3, Class VI-M-1, Class VI-M-2, Class VI-M-3, Class VI-B-1, Class VI-B-2 and Class VI-B-3 Notes will accrue interest on an Actual/360 basis.
- The Trust will include a Group 7. No cash from Group 7 will be available to pay the Offered Notes. Excess Cashflow from Mortgage Loan Groups 1 through 6 will be available to some extent to pay the Group 7 Notes as described in this term sheet and further in the indenture.
- It is expected that the Mortgage Loan Seller, or its affiliates, will retain the Trust Certificates

(1) The class sizes and related credit enhancement levels are subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization ("OC") and excess spread.

(2) Credit enhancement for the Notes will be provided by a combination of subordination, OC and excess spread all as more fully described herein. The expected initial credit enhancement percentages are as provided above. The initial OC level and OC Target amount for the Group 1-5 Notes and the Group 6 Notes will equal [0.35]% and [1.50]%, respectively, of the Cut-Off Date unpaid principal balance of the related mortgage loans. Excess spread will be applied to pay principal, resulting in a limited acceleration of the Notes, in order to maintain the OC level at the OC Target.

(3) The Note Interest Rate for the Class I-A-1 and Class I-A-2 Notes will be a floating rate based on the lesser of (i) One-Month LIBOR plus [0.]% and [0.]%, respectively, and (ii) a maximum note interest rate of [11.00]% subject to the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the Group 1 Mortgage Loans. On the first payment date after the first possible Optional Termination Date, the margin for the Class I-A-1 and Class I-A-2 Notes will increase to 2 times the original margin.

(4) The Note Interest Rate for the Class II-A-1 and Class II-A-2 Notes will be a floating rate based on the lesser of (i) One-Month LIBOR plus [0.]% and[0.]%, respectively, and (ii) a maximum note interest rate of [11.00]% subject to the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the Group 2 Mortgage Loans. On the first payment date after the first possible Optional Termination Date, the margin for the Class II-A-1 and Class II-A-2 Notes will increase to 2 times the original margin.

(5) The Group 2 and Group 4 mortgage loans are all conforming balance mortgage loans.

(6) The Note Interest Rate for the Class III-A Notes will be a floating rate based on the lesser of (i) One-Month LIBOR plus [0.]% and (ii) a maximum note interest rate of [11.00]% subject to the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the Group 3 Mortgage Loans. On the first payment date after the first possible Optional Termination Date, the margin for the Class III-A Notes will increase to 2 times the original margin.

(7) Up to and including the payment date in [November 2009], the Note Interest Rate for the Class IV-A Notes will be a fixed rate equal to [4.379]% subject to the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates of the Group 4 Mortgage Loans. After the payment date in [November 2009], the Class IV-A Notes will have a Note Interest Rate equal to the lesser of (i) 6-Month LIBOR (which is set every 6 months) plus 2.00% and (ii) the Net Rate Cap.

(8) Up to and including the payment date in [November 2009], the Note Interest Rate for the Class V-A Notes will be a fixed rate equal to [4.430]% subject to the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates of the Group 5 Mortgage Loans. After the payment date in [November 2009], the Class V-A Notes will have a Note Interest Rate equal to the lesser of (i) 6-Month LIBOR (which is set every 6 months) plus 2.00% and (ii) the Net Rate Cap.

(9) The Note Interest Rate for the Class VI-A-1 and VI-A-2 Notes will be a fixed rate based equal to [5.500]% subject to the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the Group 6 Mortgage Loans. On the first payment date after the earlier of (i) the payment date in December 2014 or (ii) the first possible Optional Termination Date, the Note Interest Rate for the Class VI-A-1 and Class VI-A-2 Notes will increase by [0.50]%.

(10) The Note Interest Rate for the Class M-1, Class M-2 and Class M-3 Notes will be a floating rate based on the lesser of (i) One-Month LIBOR plus [0.]%, [0.]% and [0.]%, respectively, and (ii) a maximum note interest rate of [11.00]% each subject to the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the Group 1, Group 2, Group 3, Group 4 and Group 5 Mortgage Loans weighted in proportion to the results of subtracting from the stated principal balance of each of the related mortgage loan groups the stated principal balance of the related senior notes (adjusted for an actual/360 basis). On the first payment date after the first possible Optional Termination Date, the margin for the Class M-1, Class M-2 and Class M-3 Notes will increase to 1.5 times the original margin.

(11) The Note Interest Rate for the Class VI-M-1, Class VI-M-2, Class VI-M-3, Class VI-B-1, Class VI-B-2 and Class VI-B-3 Notes will be a floating rate based on the lesser of (i) One-Month LIBOR plus [.]%, [.]% , [.]% , [.]% , [.]% and [.]%, respectively, and (ii) a maximum note interest rate of [11.00]% subject to the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the Group 6 Mortgage Loans. On the first payment date after the first possible Optional Termination Date, the margin for the Class VI-M-1, Class VI-M-2, Class VI-M-3, Class VI-B-1, Class VI-B-2 and Class VI-B-3 Notes will increase to 1.5 times the original margin.

COLLATERAL DESCRIPTION

- Conventional, or in the case of 0.06% of the mortgage loans FHA/VA, one- to four-family, hybrid and adjustable-rate and fixed-rate mortgage loans secured by first liens on residential mortgage properties as briefly described in the table below and as more fully described in Exhibit VIII attached hereto.
- Approximately 49.38%, 100.00%, 0.00%, 100.00%, 0.00% and 84.34% of the mortgage loans in loan groups 1, 2, 3, 4, 5 and 6 respectively and 59.76% of the total mortgage loans have "conforming" balances. However, some of these loans may have been underwritten in accordance with underwriting standards which are primarily intended to provide single family "non-conforming" mortgage loans. A "non-conforming " mortgage loan means a mortgage loan which is ineligible for purchase by Fannie Mae or Freddie Mac due to either credit characteristics of the related mortgagor or documentation standards in connection with the underwriting of the related mortgage loan that do not meet the Fannie Mae or Freddie Mac underwriting guidelines for "A" credit borrowers. For a description of the underwriting standards under which the mortgage loans were originated, refer to the section titled "Mortgage Loan Origination – Underwriting Guidelines" in the prospectus supplement.
- The mortgage loans were originated by American Home. American Home Mortgage Investment Corp. and, together with its wholly-owned subsidiaries, collectively referred to as American Home, is primarily engaged in the business of originating and servicing residential mortgage loans.
- Approximately 7.86% of the mortgage loans have a loan-to-value ratio greater than 80%.
- Approximately 0.01% of the mortgage loans have an loan-to-value greater than 80% and do not have MI.
- As of the Cut-Off Date, none of the mortgage loans will be greater than 30-days delinquent.
- Approximately 68.57% of the mortgage loans provide for a period of interest only payments before they convert to fully amortizing.
- The information related to the mortgage loans described herein is preliminary and is meant to reflect information as of the Cut-off Date. It is expected that on or prior to the Closing Date, unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. Additional similar mortgage loans may be included. **Consequently, the initial principal balance of any of the Offered Notes by the Closing Date is subject to an increase or decrease of up to 10% from amounts shown herein.**

LOAN GROUP DESCRIPTION

- Group 1 – *MTA Neg Am ARMs.*
- Group 2 – *Conforming 3Yr. Hybrid, 2 Yr. Hybrid, 1-Yr, 6-Mo., and 1 Mo. LIBOR/CMT ARMs.*
- Group 3 – *Non Conforming 3Yr. Hybrid, 2 Yr. Hybrid, 1-Yr, 6-Mo., and 1 Mo. LIBOR ARMs..*
- Group 4 – *Conforming 5 Yr Hybrid ARMs.*
- Group 5 – *Non Conforming 5 Yr Hybrid ARMs.*
- Group 6 – *Fixed Rate Mortgages.*

Loan Description	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
Group 1	8.90%	1.453%	1.142%	371	2.918%	2.607%	0.000%	0.000%	10.047%	1
Group 2	20.41%	5.386%	5.014%	359	3.703%	3.332%	2.361%	1.152%	11.110%	24
Group 3	19.26%	4.952%	4.702%	359	2.940%	2.690%	1.929%	1.233%	11.167%	21
Group 4	31.11%	5.731%	5.358%	359	3.101%	2.728%	4.994%	1.313%	10.734%	59
Group 5	20.32%	5.501%	5.251%	359	2.681%	2.431%	4.978%	1.680%	10.510%	59
Group 1-5 Totals:	**100%**	**5.083%**	**4.765%**	**360**	**3.091%**	**2.773%**	**3.419%**	**1.222%**	**10.788%**	39
Group 6 Totals:	100%	6.667%	6.313%	345						

Summary of Terms:

Depositor:	American Home Mortgage Securities, LLC.
Master Servicer:	American Home Mortgage Servicing, Inc.
Underlying Servicer:	The mortgage loans are serviced by American Home Mortgage Servicing, Inc.
Underwriters:	Bear, Stearns & Co. Inc. (lead manager) and Lehman Brothers Inc., Citigroup Global Markets Inc., UBS Investment Bank (co-managers).
Custodian:	Deutsche Bank National Trust Company.
Indenture Trustee:	The Bank of New York.
Owner Trustee:	Wilmington Trust Company.
Rating Agencies:	Standard & Poor's and Moody's Investors Service.
Cut-off Date:	December 1, 2004.
Settlement Date:	December 21, 2004.
Payment Date:	25th day of each month (or the next business day), commencing January 2005.
Optional Clean-Up Call:	The holder of a majority percentage interest in the trust certificates may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the Mortgage Loans is reduced to 10% of the aggregate principal balance of the Mortgage Loans in Groups 1-6 as of the Cut-off Date. In addition, the holder of a majority percentage interest in the trust certificates may repurchase each of the Group 1-5 mortgage loans and Group 6 mortgage loans, separately, when each such group is reduced to 10% of the aggregate principal balance of such group as of the Cut-Off Date as provided for in the prospectus supplement.
Negative Amortization:	The Group 1 mortgage loans are subject to negative amortization. For any payment date, the Group 1 Principal Remittance Amount will be reduced by any negative amortization on such loans until reduced to zero. Any additional negative amortization in excess of the Group 1 Principal Remittance Amount will constitute an "Additional Negative Amortization Principal Amount."
Group 1, Group 2, Group 3, Group 4, Group 5 and Group 6 Prefunding Accounts:	On the Closing Date cash in the estimated amounts of approximately $45,400,000; $87,900,000; $95,300,300; $154,300,000; $109,600,000 and $58,400,000 will be deposited into the Group 1, Group 2, Group 3, Group 4, Group 5 and Group 6 Prefunding Accounts, respectively, but in no case more than 25% of the related total mortgage loan group, and thereafter used to purchase additional related mortgage loans during the period ending no later than March 31, 2005 (the "Pre-Funding Period").. Any balance remaining in the Pre-Funding Period will be distributed as principal to the related Class A Notes or Class A-2 Certificateholders (as applicable) on the following Distribution Date.
Registration:	The Offered Notes will be available in book-entry form through DTC.

Denominations: The Offered Notes are issuable in minimum denominations of an original amount of $25,000 and multiples of $1 in excess thereof.

Federal Tax Treatment: The Offered Notes will be characterized as debt for federal income tax purposes.

ERISA Considerations: The Offered Notes generally may be purchased by, on behalf of, or with plan assets of, a Plan, if a prohibited transaction class exemption, based on the identity of the fiduciary making the decision to acquire such Offered Notes on behalf of the Plan or the source of funds for such acquisition, is applicable to the acquisition, holding and transfer of the Offered Notes.

SMMEA Eligibility: The Offered Notes, other than the Class VI-M-2, Class VI-M-3 and Class VI-B Notes, will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: The Master Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the master servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee Rate.

Accrual Period: The "accrual period" for all of the Classes of Notes except the Class IV-A, Class V-A and VI-A Notes will be the period from and including the preceding payment date (or from the Settlement Date with respect to the first payment date) to and including the day prior to the current payment date. The "accrual period" for the Class IV-A, Class V-A and Class VI-A Notes will be the calendar month preceding the month in which the payment date occurs, beginning in January 2005. The trustee will calculate interest on the Class I-A, Class II-A, Class III-A, Class M-1, Class M-2, Class M-3, Class VI-M-1, Class VI-M-2, Class VI-M-3, Class VI-B-1, Class VI-B-2 and Class VI-B-3 Notes on an actual/360 basis. The trustee will calculate interest on the Class IV-A, Class V-A Notes and the Class VI-A Notes on a 30/360 basis.

Credit Enhancement for the Group 1-5 Notes:

Subordination (includes initial OC):

Initially, 7.00% for the Group 1-5 Senior Notes, 3.70% for the Class M-1 Notes, 1.25% for the Class M-2 and 0.35% for the Class M-3 Notes.

- Overcollateralization ("OC")

Initial (% Orig.)	0.35%
OC Target (% Orig.)	0.35%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.35%

- Excess spread, which will initially be equal to approximately [xxx] bps per annum (before losses) as of the Cut-off Date, is expected to be available to cover losses on all the Group 1-5 Notes and to replenish OC as needed.

Credit Enhancement for the Group 6 Notes

Subordination (includes initial OC):

Initially, 24.50% for the Class VI-A Notes, 14.55% for the Class VI-M-1 Notes, 10.95% for the Class VI-M-2, 8.45% for the Class VI-M-3 Notes, 5.95% for the Class VI-B-1 Notes, 3.60% for the Class VI-B-2 Notes and 1.50% for the Class VI-B-3 Notes.

- Overcollateralization ("OC")

Initial (% Orig.)	1.50%
OC Target (% Orig.)	1.50%
Stepdown (% Current)	None
OC Floor (% Orig.)	1.50%

- Excess spread, which will initially be equal to approximately [xxx] bps per annum (before losses) as of the Cut-off Date, is expected to be available to cover losses on the Group 6 Notes and to replenish OC as needed.

Available Funds

For any Payment date and with respect to each Loan Group will be an amount that generally includes (1) all previously undistributed principal and interest portions of scheduled payments, principal prepayments and the principal and interest portions of net liquidation proceeds, (2) any monthly advances and compensating interest payments made by the Master Servicer or Servicer for such Payment date in respect of the Mortgage Loans in the related Loan Group, (3) any amounts reimbursed by the Master Servicer in connection with losses on certain eligible investments and (4) under limited circumstances, certain prepayments allocated from the Available Funds of another Loan Group, net of (x) fees payable to, and amounts reimbursable to, the Master Servicer, the Servicer, the Securities Administrator, the Trustee and the Custodian and (y) investment earnings on amounts on deposit in the master servicer collection account and the Payment account.

Accrued Note Interest:	For any payment date and each class of Notes, interest accrued during the related accrual period at the then-applicable Note Interest Rate on the related note principal balance thereof immediately prior to such payment date, plus any Accrued Note Interest remaining unpaid from any prior payment date with interest thereon at the related Note Interest Rate.
Interest Carryforward Amount:	As of any Payment Date, generally equal to the sum of (i) the excess of (a) the Accrued Note Interest for such Class with respect to prior Payment Dates over (b) the amount actually distributed to such Class of Notes with respect to interest on or after such prior Payment Dates and (ii) interest thereon.
Principal Remittance Amount:	For any payment date and any loan group, the sum of (a) the principal portion of all scheduled monthly payments on the related mortgage loans on the related due date, (b) the principal portion of all proceeds of the repurchase of a mortgage loans in the related loan group and (c) the principal portion of all other unscheduled collections received during the preceding calendar month in respect of the related mortgage loans.
Group 1-5 Basic Principal Distribution Amount:	With respect to any payment date and loan groups 1-5, the lesser of (a) the excess of (i) the related Available Funds for such payment date over (ii) the aggregate amount of Accrued Note Interest for the related Notes for such payment date and (b) the related aggregate Principal Remittance Amount.
Group 6 Basic Principal Distribution Amount:	With respect to any payment date and loan group 6, the lesser of (a) the excess of (i) the related Available Funds for such payment date over (ii) the aggregate amount of Accrued Note Interest for the related Notes for such payment date and (b) the related Principal Remittance Amount.
Group 1-5 Principal Distribution Amount:	For any payment date and loan groups 1-5, the sum of (a) the related Basic Principal Distribution Amount and (b) the related Overcollateralization Increase Amount.
Group 6 Principal Distribution Amount:	For any payment date and loan group 6, the sum of (a) the related Basic Principal Distribution Amount and (b) the related Overcollateralization Increase Amount.
Group 1-5 Net Monthly Excess Cashflow:	For any payment date, the excess of (x) the Group 1, Group 2, Group 3, Group 4 and Group 5 Available Funds for such payment date over (y) the sum for such payment date of (a) the aggregate amount of Accrued Note Interest for the Group 1, Group 2, Group 3, Group 4 and Group 5 Notes and (b) the aggregate Principal Remittance Amount used to make payments in respect of the principal to the Group 1, Group 2, Group 3, Group 4 and Group 5 Notes.
Group 6 Net Monthly Excess Cashflow:	For any payment date, the excess of (x) the Group 6 Available Funds for such payment date over (y) the sum for such payment date of (a) the aggregate amount of Accrued Note Interest for the Group 6 Notes and (b) the aggregate Principal Remittance Amount used to make payments in respect of the principal to the Group 6 Notes.

Group 1-5 Overcollateralization Increase Amount:	For any payment date, the lesser of (i) the Group 1-5 Net Monthly Excess Cashflow for such payment date and (ii) the excess, if any, of (a) the Group 1-5 Overcollateralization Target Amount over (b) the Group 1-5 Overcollateralization Amount on such payment date after taking into account payments to the Group 1-5 Notes of the aggregate Basic Principal Distribution Amount on such payment date.
Group 6 Overcollateralization Increase Amount:	For any payment date, the lesser of (i) the Group 6 Net Monthly Excess Cashflow for such payment date and (ii) the excess, if any, of (a) the Group 6 Overcollateralization Target Amount over (b) the Group 6 Overcollateralization Amount on such payment date after taking into account payments to the Group 6 Notes of the aggregate Basic Principal Distribution Amount on such payment date.
Group 1-5 Overcollateralization Amount:	For any payment date, the amount, if any, by which (i) the aggregate principal balance of the Group 1, Group 2, Group 3, Group 4 and Group 5 mortgage loans exceeds (ii) the aggregate note principal balance of the Group 1-5 Notes as of such payment date.
Group 6 Overcollateralization Amount:	For any payment date, the amount, if any, by which (i) the aggregate principal balance of the Group 6 mortgage loans exceeds (ii) the aggregate note principal balance of the Group 6 Notes as of such payment date.
Group 1-5 Overcollateralization Target Amount and Overcollateralization Floor:	0.35% of the Cut-off Date Balance of the Mortgage Loans plus the amount of any Additional Negative Amortization Principal Amount.
Group 6 Overcollateralization Target Amount and Overcollateralization Floor:	1.50% of the Cut-off Date Balance of the Mortgage Loans.
Basis Risk Shortfall Carryforward Amount:	For any payment date for the Class I-A, Class II-A, Class III-A, Class IV-A, Class V-A, Class VI-A, Class M-1, Class M-2, Class M-3, Class VI-M-1, Class VI-M-2, Class VI- M-3, Class VI-B-1, Class VI-B-2 and Class VI-B-3 Notes, the sum of (i) if on such payment date the note interest rate for the related Notes is based on the related Net Rate Cap, the excess, if any, of (a) the Accrued Note Interest that would have been payable had the note interest rate for the related Notes been calculated at the (i) lesser of the LIBOR-based rate and the maximum rate with respect to the Class I-A, Class II-A, Class III-A, Class M-1, Class M-2, Class M-3, Class VI-M-1, Class VI-M-2, Class VI-M-3, Class VI-B-1, Class VI-B-2, Class VI-B-3 or in the case of the Class IV-A, Class V-A Notes after the note rate change date or (ii) such class's fixed-rate with respect to the Class IV-A and Class V-A before the note rate change date or Class VI-A Notes over (b) interest calculated at the Net Rate Cap plus (ii) any such amounts remaining unpaid from prior payment dates with interest thereon at the Note Interest Rate for such payment date to the extent previously unreimbursed by related Net Monthly Excess Cashflow.
Group 1-5 Extra Principal Distribution Amount:	With respect to any Payment Date, the lesser of (x) the Group 1-5 Net Monthly Excess Cashflow for such Payment Date and (y) the Group 1-5 Overcollateralization Increase Amount for such Distribution Date.

Group 6 Extra Principal Distribution Amount: With respect to any Payment Date (a) on or prior to the earlier of (1) the Optional Termination Date and (2) the Payment Date in December 2014, the lesser of (x) the Group 6 Net Monthly Excess Cashflow for such Payment Date and (y) the Group 6 Overcollateralization Increase Amount for such Distribution Date; and (b) thereafter, the Group 6 Net Monthly Excess Cashflow for such Payment Date.

Group 1-5 Stepdown Date: The later to occur of (x) the payment date occurring in December 2007 and (y) the first payment date for which the aggregate principal balance of the related mortgage loans is less than or equal to 50% of the aggregate principal balance of the related mortgage loans as of the Cut-Off Date.

Group 1-5 Trigger Event: A "Trigger Event," with respect to each Distribution Date on or after the Stepdown Date, exists if the three-month rolling average of the percent equal to the sum of the aggregate Stated Principal Balances of the related mortgage loans that are 60 days or more delinquent or are in bankruptcy or foreclosure or are REO properties over the sum of the aggregate Stated Principal Balances of the related mortgage loans as of the last day of the related due period, equals or exceeds 50% of the aggregate amount of the Class M Notes plus the Overcollateralization Amount and if certain loss tests as described in the prospectus supplement are met.

Priority of Payments:

Payments on the Notes will be made on the 25th day of each month (or next business day) from Available Funds. Available Funds for each Loan Group will be distributed according to the following priority:

Available Funds:

On each Payment Date, payments on the Notes, to the extent of the Group I, Group II, Group III, Group IV and Group V Available Funds, will be made according to the following priority:

Group 1-5 Interest Payments

1) From each Available Funds, to the holders of the Class I-A, Class II-A, Class III-A, Class IV-A and Class V-A Notes, the related Accrued Note Interest and any related Unpaid Interest Shortfall;
2) From remaining Group I, Group II, Group III, Group IV and Group V Available Funds, to the holders of the Class M-1 Notes, the Accrued Note Interest for such class;
3) From remaining Group I, Group II, Group III, Group IV and Group V Available Funds, to the holders of the Class M-2 Notes, the Accrued Note Interest for such class;
4) From remaining Group I, Group II, Group III, Group IV and Group V Available Funds, to the holders of the Class M-3 Notes, the Accrued Note Interest for such class; and
5) as Group 1-5 Net Monthly Excess Cashflow as described below.

On each Payment Date, payments on the Notes, to the extent of the Group VI Available Funds, will be made according to the following priority:

Group 6 Interest Payments

1) From Available Funds, to the holders of the Class VI-A Notes, the related Accrued Note Interest and any related Unpaid Interest Shortfall;
2) From remaining Group VI Available Funds, to the holders of the Class VI-M-1 Notes, the Accrued Note Interest for such class;
3) From remaining Group VI Available Funds, to the holders of the Class VI-M-2 Notes, the Accrued Note Interest for such class;
4) From remaining Group VI Available Funds, to the holders of the Class VI-M-3 Notes, the Accrued Note Interest for such class;
5) From remaining Group VI Available Funds, to the holders of the Class VI-B-1 Notes, the Accrued Note Interest for such class;
6) From remaining Group VI Available Funds, to the holders of the Class VI-B-2 Notes, the Accrued Note Interest for such class;
7) From remaining Group VI Available Funds, to the holders of the Class VI-B-3 Notes, the Accrued Note Interest for such class; and
8) as Group 6 Net Monthly Excess Cashflow as described below.

Group 1-5 Principal Distributions:

Prior to the Group 1-5 Stepdown Date or on which a Group 1-5 Trigger Event is in effect:

1) From the Principal Distribution Amount for Loan Group 1, payments of principal to the holders of the Class I-A Notes, pro rata, until the Note Principal Balance of such class has been reduced to zero;
2) From the Principal Distribution Amount for Loan Group 2, payments of principal to the holders of the Class II-A-1 and Class II-A-2 Notes, pro rata, until the Note Principal Balance of such class has been reduced to zero (however, if a Group 1-5 Trigger Event is in effect, the payments of principal will be paid sequentially.);
3) From the Principal Distribution Amount for Loan Group 3, payments of principal to the holders of the Class III-A Notes until the Note Principal Balance of such class has been reduced to zero;
4) From the Principal Distribution Amount for Loan Group 4, payments of principal to the holders of the Class IV-A Notes until the Note Principal Balance of such class has been reduced to zero;
5) From the Principal Distribution Amount for Loan Group 5, payments of principal to the holders of the Class V-A Notes until the Note Principal Balance of such class has been reduced to zero;
6) To the holders of the Class M-1, Class M-2 and Class M-3 Notes, sequentially, from remaining principal collections derived from the Mortgage Loans, until the Note Principal Balance of such class has been reduced to zero;
7) as part of Group 1-5 Net Monthly Excess Cashflow as described below.

On or after the Group 1-5 Stepdown Date on which a Group 1-5 Trigger Event is not in effect:

1) From the Principal Distribution Amount for Loan Group 1, the Class I-A Principal Distribution Amount to the holders of the Class I-A Notes until the Note Principal Balance of such class has been reduced to zero;
2) From the Principal Distribution Amount for Loan Group 2, the Class II-A Principal Distribution Amount to the holders of the Class II-A-1 and Class II-A-2 Notes, until the Note Principal Balance of such class has been reduced to zero (however, if a Group 1-5 Trigger Event is in effect, the payments of principal will be paid sequentially);
3) From the Principal Distribution Amount for Loan Group 3, the Class III-A Principal Distribution Amount to the holders of the Class III-A Notes until the Note Principal Balance of such class has been reduced to zero;
4) From the Principal Distribution Amount for Loan Group 4, the Class IV-A Principal Distribution Amount to the holders of the Class IV-A Notes until the Note Principal Balance of such class has been reduced to zero;
5) From the Principal Distribution Amount for Loan Group 5, the Class V-A Principal Distribution Amount to the holders of the Class V-A Notes until the Note Principal Balance of such class has been reduced to zero;
6) To the holders of the Class M-1 Notes, Class M-1 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;

7) To the holders of the Class M-2 Notes, Class M-2 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
8) To the holders of the Class M-3 Notes, Class M-3 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero; and
9) as part of Group 1-5 Net Monthly Excess Cashflow as described below.

Group 6 Principal Distributions:
Principal on the Group VI Notes will be distributed to the extent of the related Principal Distribution Amount to the holders of Class VI-A, Class VI-M and Class VI-B Notes, pro rata, until the Note Principal Balance of each such class has been reduced to zero. Notwithstanding the foregoing, principal allocable to the Class VI-A will be allocated sequentially to the Class VI-A-1 and VI-A-2.

Group 1-5 Net Monthly Excess Cashflow:

On Each Distribution Date, Group 1-5 Net Monthly Excess Cashflow will be distributed as follows:
(1.) Pro-rata (by principal received on loan group 1, loan group 2, loan group 3, loan group 4 and loan group 5, respectively.) as Extra Principal Distribution Amount to the holders of the Notes then entitled to receive distributions in respect of principal to replenish the Overcollateralization Target Amount;
(2.) To the Class M-1 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class M-1 Notes;
(3.) To the Class M-2 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-2 Notes;
(4.) To the Class M-3 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-3 Notes;
(5.) Concurrently, to the Class I-A, Class II-A, Class III-A, Class IV-A, and Class V-A Notes any Basis Risk Shortfall Carryforward Amount due to such classes, pro rata based on the amount of Basis Risk Shortfall Carryforward Amount due such classes; and then to the Class M-1, Class M-2 and Class M-3 Notes, in that order, any Basis Risk Shortfall Carryforward Amount for such notes;
(6.) to the Group 6 Notes any crossable payments as provided in the indenture;
(7.) to the Group 7 Notes any required crossable payments as provided in the indenture;
(8.) To the holders of the Class N Notes as provided in the indenture; and
(9.) To the holders of the Trust Certificates, as provided in the indenture and trust agreement.

Group 6 Net Monthly Excess Cashflow:

On Each Distribution Date, Group 6 Net Monthly Excess Cashflow will be distributed as follows:

(1.)Pro-rata as Extra Principal Distribution Amount to the holders of the Group VI Notes then entitled to receive distributions in respect of principal to replenish the Overcollateralization Target Amount;

(2.)To the holders of the Class VI-A Notes, then to holders of the Class VI-M-1, then to holders of the Class VI-M-2, then to holders of the Class VI-M-3, then to holders of the Class VI-B-1, then to holders of the Class VI-B-2 and then to holders of the Class VI-B-3 Notes, any Unpaid Interest Shortfalls for such classes of notes on such distribution date, to the extent not previously reimbursed;

(3.)From remaining Group 6 Net Monthly Excess Cashflow, to the holders of the Class VI-M-1 Notes, any Allocated Realized Loss Amount;

(4.)From remaining Group 6 Net Monthly Excess Cashflow, to the holders of the Class VI-M-2 Notes, any Allocated Realized Loss Amount;

(5.)From remaining Group 6 Net Monthly Excess Cashflow, to the holders of the Class VI-M-3 Notes, any Allocated Realized Loss Amount;

(6.)From remaining Group 6 Net Monthly Excess Cashflow, to the holders of the Class VI-B-1 Notes, any Allocated Realized Loss Amount;

(7.)From remaining Group 6 Net Monthly Excess Cashflow, to the holders of the Class VI-B-2 Notes, any Allocated Realized Loss Amount;

(8.)From remaining Group 6 Net Monthly Excess Cashflow, to the holders of the Class VI-B-3 Notes, any Allocated Realized Loss Amount;

(9.)Concurrently, to the VI-A Notes any Basis Risk Shortfall Carryforward Amount due to such class; and then to the Class VI-M-1, Class VI-M-2, Class VI-M-3, Class VI-B-1, Class VI-B-2 and Class VI-B-3 Notes, in that order, any Basis Risk Shortfall Carryforward Amount for such notes;

(10.) To the Group 1-5 Notes any crossable payments as provided in the indenture;

(11.) To the Group 7 Notes any crossable payments as provided in the indenture;

(12.) To the holders of the Class N Notes as provided in the indenture; and

(13.) To the holders of the Trust Certificates, as provided in the indenture and trust agreement.

Group 1-5 Class A Principal Distribution Amount:	For any applicable Payment Date, an amount equal to the excess of (x) the aggregate Note Principal Balance of the classes of Class I-A, Class II-A, Class III-A, Class IV-A and Class V-A Notes (collectively, the "Group 1-5 Class A Notes") immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) 86.00% and (ii) the aggregate stated principal balance of the related mortgage loans as of the last day of the related due period and (B) the aggregate stated principal balance of the related mortgage Loans as of the last day of the related due period minus the related OC Floor.
Class I-A, Class II-A, Class III-A, Class IV-A and Class V-A Principal Distribution Amounts:	For any applicable Payment Date, a pro rata portion of the Group 1-5 Class A Principal Distribution Amount based upon principal funds received on the related Mortgage Loans.
Class M-1 Principal Distribution Amount:	For any applicable Payment Date, an amount equal to the lesser of (x) the remaining Principal Distribution Amount for that Payment Date after payment of the Group 1-5 Class A Principal Distribution Amount and (y) the excess, if any, of (A) the sum of (1) the aggregate Note Principal Balance of the Group 1-5 Class A Notes (after taking into account the payment of the Group 1-5 Class A Principal Distribution Amount and (2) the Note Principal Balance of the Class M-1 Notes immediately prior to such Payment Date, over (B) the lesser of (a) the product of (i) approximately 92.60% and (ii) the aggregate stated principal balance of the related mortgage Loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the related mortgage loans as of the last day of the related due period minus the related OC Floor.
Class M-2 Principal Distribution Amount:	For any applicable Payment Date, an amount equal to the lesser of (x) the remaining Group 1-5 Principal Distribution Amount for that Payment Date after payment of the Group 1-5 Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount and (y) the excess, if any, of (A) the sum of (1) the aggregate Note Principal Balance of the Group 1-5 Class A Notes (after taking into account the payment of the Group 1-5 Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) and (3) the Note Principal Balance of the Class M-2 Notes immediately prior to such Payment Date, over (B) the lesser of (a) the product of (i) approximately 97.50% and (ii) the aggregate stated principal balance of the related mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the related mortgage loans as of the last day of the related due period minus the related OC Floor.

Class M-3 Principal Distribution Amount: For any applicable Payment Date, an amount equal to the lesser of (x) the remaining Group 1-5 Principal Distribution Amount for that Payment Date after payment of the Group 1-5 Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (y) the excess, if any, of (A) the sum of (1) the aggregate Note Principal Balance of the Group 1-5 Class A Notes (after taking into account the payment of the Group 1-5 Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date), (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date) and (4) the Note Principal Balance of the Class M-3 Notes immediately prior to such Payment Date, over (B) the lesser of (a) the product of (i) approximately 99.30% and (ii) the aggregate stated principal balance of the related mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the related mortgage loans as of the last day of the related due period minus the related OC Floor.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any payment date; first, to the related Net Monthly Excess Cashflow, by an increase in the related Overcollateralization Increase Amount for that payment date; second, in reduction of the Overcollateralization Amount, until reduced to zero. Following the reduction of the Overcollateralization Amount to zero, Realized Losses on the mortgage loans will generally be allocated to the related notes in reverse numerical order except in certain circumstances as more fully described in the prospectus supplement. The Indenture does not permit the allocation of Realized Losses to the Class I-A-1, Class II-A-1, Class III-A, Class IV-A, Class V-A and Class VI-A-1 Notes.

Once Realized Losses have been allocated to any class of Class B, Class M Notes, or Senior Mezzanine Note such amounts with respect to such notes will no longer accrue interest; however, such amounts may be reinstated thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to the Notes and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Notes on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Dates.

Yield Maintenance Agreements:

Group 1-5 Subordinate Notes Cap Agreements:

The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to cap agreements purchased with respect to the Class M-1, Class M-2 and Class M-3 Notes. The Cap Agreements is intended to partially mitigate the interest rate risk that could result from the difference between the Formula Rate on the Notes and the Net WAC Cap Rate (the "Cap Agreements").

On each Payment Date, payments under the Cap Agreements will be an amount equal to the product of (i) the excess of one-month LIBOR for such Distribution Date over the strike rate, (ii) the lesser of (a) the Certificate Principal Balance of the respective class for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in Exhibit I, and (iii) the actual number of days in the corresponding accrual period divided by 360. It is anticipated that the Cap Agreements will include the following terms:

- Class M-1 Notional Balance: Strike Rate 4.64% Months 1-36; Strike Rate 5.64% Months 37-60
- Class M-2 Notional Balance: Strike Rate 4.19% Months 1-36; Strike Rate 5.19% Months 37-60
- Class M-3 Notional Balance: Strike Rate 3.49% Months 1-36; Strike Rate 4.49% Months 37-60

See Exhibit I for a schedule of Certificate Notional Amount by month.

3/1 Hybrid Swap Agreements

The issuer will benefit from a series of swap payments from the Yield Maintenance Provider pursuant to a swap agreement purchased with respect to the 3/1 Hybrid mortgage loans in group 2 and Group 3, respectively. The Swap Agreement is intended to partially mitigate the interest rate risk that could result from the difference between the Formula Rate on the Notes and the Net WAC Cap Rate due to the 3/1 Hybrids having an initial fixed rate period of three years. (the "Swap Agreements").

On each Payment Date, the Trust will be obligated to pay the Yield Maintenance Provider an interest rate equal to 3.65% based on a notional balance equal to the lesser to (i) the unpaid principal balance of the related 3/1 Hybrid mortgage loans and (ii) the related scheduled notional amount set forth in Exhibit II based on a 30/360 basis.

The Yield Maintenance Provider will then make monthly interest payments to the Trustee based on a floating rate equal to the then current level of One-Month LIBOR on the same notional balance on an actual/360 basis.

Yield Maintenance Agreements(cont):

MTA Cap Agreement

The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to cap agreements purchased with respect to the Group 1 Mortgage Loans. The Cap Agreements is intended to partially mitigate the interest rate risk that could result from the difference between the Formula Rate on the Notes and the Net WAC Cap Rate (the "MTA Cap Agreement").

On each Payment Date, payments under the MTA Cap Agreement will be an amount equal to the product of (i) the excess of the minimum of (1) the then current MTA and (2) 11.00% for such Payment Date over the strike rate, (ii) the lesser of (a) the Certificate Principal Balance of the respective class for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in Exhibit III, and (iii) the actual number of days in the corresponding accrual period divided by 360.

See Exhibit III for a schedule of Notional Amounts and Strike Rates by month.

Yield Maintenance Provider: An entity rated AAA/Aaa by S&P and Moodys (which may include an affiliate of the Depositor and/or Underwriter)

Exhibit I – Group 1-5 Subordinate Note Cap Terms

Period	Class M-1 Cap Notional Balance	Class M-1 Strike Rate	Class M-2 Cap Notional Balance	Class M-2 Strike Rate	Class M-3 Cap Notional Balance	Class M-3 Strike Rate
25-Jan-05	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Feb-05	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Mar-05	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Apr-05	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-May-05	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Jun-05	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Jul-05	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Aug-05	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Sep-05	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Oct-05	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Nov-05	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Dec-05	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Jan-06	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Feb-06	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Mar-06	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Apr-06	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-May-06	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Jun-06	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Jul-06	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Aug-06	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Sep-06	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Oct-06	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Nov-06	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Dec-06	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Jan-07	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Feb-07	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Mar-07	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Apr-07	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-May-07	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Jun-07	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Jul-07	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Aug-07	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Sep-07	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Oct-07	77,980,223	4.64	71,360,000	4.19	26,214,000	3.49
25-Nov-07	0	5.64	68,445,838	5.19	26,214,000	4.49
25-Dec-07	0	5.64	68,445,838	5.19	26,214,000	4.49
25-Jan-08	0	5.64	68,445,838	5.19	25,983,376	4.49
25-Feb-08	0	5.64	68,445,838	5.19	24,033,542	4.49
25-Mar-08	0	5.64	68,445,838	5.19	22,119,939	4.49

25-Apr-08	0	5.64	68,445,838	5.19	20,241,893	4.49
25-May-08	0	5.64	68,445,838	5.19	18,398,746	4.49
25-Jun-08	0	5.64	68,445,838	5.19	16,589,851	4.49
25-Jul-08	0	5.64	68,445,838	5.19	14,814,572	4.49
25-Aug-08	0	5.64	68,445,838	5.19	13,072,287	4.49
25-Sep-08	0	5.64	68,445,838	5.19	11,362,383	4.49
25-Oct-08	0	5.64	68,445,838	5.19	9,684,260	4.49
25-Nov-08	0	5.64	68,445,838	5.19	8,037,329	4.49
25-Dec-08	0	5.64	68,445,838	5.19	6,421,011	4.49
25-Jan-09	0	5.64	68,445,838	5.19	4,834,738	4.49
25-Feb-09	0	5.64	67,289,852	5.19	4,433,939	4.49
25-Mar-09	0	5.64	66,034,838	5.19	4,161,110	4.49
25-Apr-09	0	5.64	64,803,157	5.19	3,893,353	4.49
25-May-09	0	5.64	63,594,375	5.19	3,630,574	4.49
25-Jun-09	0	5.64	62,408,068	5.19	3,372,681	4.49
25-Jul-09	0	5.64	61,243,819	5.19	3,119,583	4.49
25-Aug-09	0	5.64	60,101,219	5.19	2,871,191	4.49
25-Sep-09	0	5.64	58,979,865	5.19	2,627,418	4.49
25-Oct-09	0	5.64	57,879,365	5.19	2,388,179	4.49

Exhibit II – 3/1 Hybrid Swap Notional Amounts

Period	Notional Amount Group 2 3/1s	Notional Amount Group 3 3/1s
25-Jan-05	230,028,964	207,189,992
25-Feb-05	225,749,933	203,348,320
25-Mar-05	221,550,297	199,577,780
25-Apr-05	217,428,585	195,877,055
25-May-05	213,383,354	192,244,854
25-Jun-05	209,413,188	188,679,911
25-Jul-05	205,516,696	185,180,980
25-Aug-05	201,692,513	181,746,841
25-Sep-05	197,939,301	178,376,296
25-Oct-05	194,255,745	175,068,168
25-Nov-05	190,640,555	171,821,302
25-Dec-05	187,092,464	168,634,566
25-Jan-06	183,610,229	165,506,846
25-Feb-06	180,192,630	162,437,052
25-Mar-06	176,838,471	159,424,112
25-Apr-06	173,546,574	156,466,973
25-May-06	170,315,789	153,564,605
25-Jun-06	167,144,981	150,715,992
25-Jul-06	164,033,039	147,920,142
25-Aug-06	160,978,874	145,176,078
25-Sep-06	157,981,415	142,482,841
25-Oct-06	155,039,611	139,839,491
25-Nov-06	152,152,430	137,245,107
25-Dec-06	149,318,861	134,698,780
25-Jan-07	146,537,910	132,199,623
25-Feb-07	143,808,601	129,746,762
25-Mar-07	141,129,979	127,339,341
25-Apr-07	138,501,104	124,976,520
25-May-07	135,921,054	122,657,472
25-Jun-07	133,388,923	120,381,388
25-Jul-07	130,903,824	118,147,474
25-Aug-07	128,464,886	115,954,947
25-Sep-07	126,071,252	113,803,044

Exhibit III – MTA Corridor Cap Terms

Period	MTA Cap Notional Amount	Strike Rate	Period	MTA Cap Notional Amount	Strike Rate	Period	MTA Cap Notional Amount	Strike Rate
25-Jan-05	252,428,247	8.99	25-Jan-08	127,456,758	9.42	25-Jan-11	55,097,537	9.42
25-Feb-05	247,592,310	10.30	25-Feb-08	125,045,428	10.07	25-Feb-11	53,753,984	10.43
25-Mar-05	242,918,325	9.31	25-Mar-08	122,681,788	9.42	25-Mar-11	52,442,853	9.42
25-Apr-05	238,336,613	9.62	25-Apr-08	120,364,854	9.74	25-Apr-11	51,163,367	9.74
25-May-05	233,845,272	9.37	25-May-08	118,093,664	9.42	25-May-11	49,914,766	9.42
25-Jun-05	229,453,837	9.68	25-Jun-08	115,867,276	9.74	25-Jun-11	48,696,312	9.74
25-Jul-05	225,148,630	9.37	25-Jul-08	113,684,769	9.42	25-Jul-11	47,507,279	9.42
25-Aug-05	220,927,887	9.37	25-Aug-08	111,545,240	9.42	25-Aug-11	46,346,964	9.42
25-Sep-05	216,789,877	9.68	25-Sep-08	109,447,807	9.74	25-Sep-11	45,214,676	9.74
25-Oct-05	212,732,908	9.37	25-Oct-08	106,934,862	9.42	25-Oct-11	44,109,744	9.42
25-Nov-05	208,755,323	9.70	25-Nov-08	104,367,871	9.74	25-Nov-11	43,031,512	9.74
25-Dec-05	204,834,647	9.42	25-Dec-08	101,860,507	9.42	25-Dec-11	41,979,012	9.42
25-Jan-06	200,973,022	9.42	25-Jan-09	99,408,610	9.42	25-Jan-12	40,951,803	9.42
25-Feb-06	197,187,506	10.43	25-Feb-09	97,015,397	10.43	25-Feb-12	39,949,435	10.07
25-Mar-06	193,476,533	9.42	25-Mar-09	94,669,557	9.42	25-Mar-12	38,971,312	9.42
25-Apr-06	189,838,573	9.74	25-Apr-09	92,376,114	9.74	25-Apr-12	38,016,853	9.74
25-May-06	186,272,127	9.42	25-May-09	90,137,788	9.42	25-May-12	37,085,489	9.42
25-Jun-06	182,775,729	9.74	25-Jun-09	87,951,716	9.74	25-Jun-12	36,176,665	9.74
25-Jul-06	179,347,943	9.42	25-Jul-09	85,818,217	9.42	25-Jul-12	35,289,840	9.42
25-Aug-06	175,987,364	9.42	25-Aug-09	83,736,034	9.42	25-Aug-12	34,424,486	9.42
25-Sep-06	172,692,618	9.74	25-Sep-09	81,703,938	9.74	25-Sep-12	33,580,087	9.74
25-Oct-06	169,462,359	9.42	25-Oct-09	79,720,733	9.42	25-Oct-12	32,756,139	9.42
25-Nov-06	166,295,269	9.74	25-Nov-09	77,785,247	9.74	25-Nov-12	31,952,151	9.74
25-Dec-06	163,170,268	9.42	25-Dec-09	75,895,837	9.42	25-Dec-12	31,167,380	9.42
25-Jan-07	160,087,523	9.42	25-Jan-10	74,051,671	9.42	25-Jan-13	30,401,505	9.42
25-Feb-07	157,065,665	10.43	25-Feb-10	72,251,908	10.43	25-Feb-13	29,654,201	10.43
25-Mar-07	154,103,438	9.42	25-Mar-10	70,495,486	9.42	25-Mar-13	28,925,021	9.42
25-Apr-07	151,199,616	9.74	25-Apr-10	68,781,367	9.74	25-Apr-13	28,213,528	9.74
25-May-07	148,352,998	9.42	25-May-10	67,108,539	9.42	25-May-13	27,519,297	9.42
25-Jun-07	145,562,409	9.74	25-Jun-10	65,476,011	9.74	25-Jun-13	26,841,913	9.74
25-Jul-07	142,826,697	9.42	25-Jul-10	63,882,821	9.42	25-Jul-13	26,180,971	9.42
25-Aug-07	140,144,739	9.42	25-Aug-10	62,328,024	9.42			
25-Sep-07	137,515,430	9.74	25-Sep-10	60,810,702	9.74			
25-Oct-07	134,937,694	9.42	25-Oct-10	59,329,957	9.42			
25-Nov-07	132,410,475	9.74	25-Nov-10	57,884,913	9.74			
25-Dec-07	129,916,783	9.42	25-Dec-10	56,884,913	9.74			

Exhibit IV – Group 1-5 Available Funds Cap Schedule

Payment Date	Class I-A Effective Coupon	Class II-A Effective Coupon	Class III-A Effective Coupon	Class M-1 Effective Coupon
25-Jan-05	2.72	2.69	2.69	2.99
25-Feb-05	11.00	9.87	9.68	11.00
25-Mar-05	11.00	11.00	11.00	11.00
25-Apr-05	11.00	10.98	11.00	11.00
25-May-05	11.00	11.00	11.00	11.00
25-Jun-05	11.00	11.00	11.00	11.00
25-Jul-05	11.00	11.00	11.00	11.00
25-Aug-05	11.00	11.00	11.00	11.00
25-Sep-05	11.00	11.00	11.00	11.00
25-Oct-05	11.00	11.00	11.00	11.00
25-Nov-05	11.00	11.00	11.00	11.00
25-Dec-05	11.00	11.00	11.00	11.00
25-Jan-06	11.00	11.00	11.00	11.00
25-Feb-06	11.00	11.00	11.00	11.00
25-Mar-06	11.00	11.00	11.00	11.00
25-Apr-06	11.00	11.00	11.00	11.00
25-May-06	11.00	11.00	11.00	11.00
25-Jun-06	11.00	11.00	11.00	11.00
25-Jul-06	11.00	11.00	11.00	11.00
25-Aug-06	11.00	11.00	11.00	11.00
25-Sep-06	11.00	11.00	11.00	11.00
25-Oct-06	11.00	11.00	11.00	11.00
25-Nov-06	11.00	11.00	11.00	11.00
25-Dec-06	11.00	11.00	11.00	11.00
25-Jan-07	11.00	11.00	11.00	11.00
25-Feb-07	11.00	11.00	11.00	11.00
25-Mar-07	11.00	11.00	11.00	11.00
25-Apr-07	11.00	11.00	11.00	11.00
25-May-07	11.00	11.00	11.00	11.00
25-Jun-07	11.00	11.00	11.00	11.00
25-Jul-07	11.00	11.00	11.00	11.00
25-Aug-07	11.00	11.00	11.00	11.00
25-Sep-07	11.00	11.00	11.00	11.00
25-Oct-07	11.00	11.00	11.00	11.00
25-Nov-07	11.00	11.00	11.00	11.00
25-Dec-07	11.00	10.69	10.68	11.00
25-Jan-08	11.00	10.44	10.46	11.00
25-Feb-08	11.00	10.45	10.46	11.00
25-Mar-08	11.00	11.00	11.00	11.00

25-Apr-08	11.00	10.50	10.51	11.00
25-May-08	11.00	10.94	10.94	11.00
25-Jun-08	11.00	10.76	10.70	11.00
25-Jul-08	11.00	11.00	11.00	11.00
25-Aug-08	11.00	10.73	10.70	11.00
25-Sep-08	11.00	10.70	10.68	11.00
25-Oct-08	11.00	11.00	11.00	11.00
25-Nov-08	11.00	10.67	10.64	11.00
25-Dec-08	11.00	11.00	11.00	11.00
25-Jan-09	11.00	11.00	11.00	11.00
25-Feb-09	11.00	11.00	11.00	11.00
25-Mar-09	11.00	11.00	11.00	11.00
25-Apr-09	11.00	11.00	11.00	11.00
25-May-09	11.00	11.00	11.00	11.00
25-Jun-09	11.00	11.00	11.00	11.00
25-Jul-09	11.00	11.00	11.00	11.00
25-Aug-09	11.00	11.00	11.00	11.00
25-Sep-09	11.00	11.00	11.00	11.00
25-Oct-09	11.00	11.00	11.00	11.00
25-Nov-09	11.00	11.00	11.00	11.00
25-Dec-09	11.00	11.00	11.00	11.00
25-Jan-10	11.00	10.99	10.99	11.00
25-Feb-10	11.00	10.99	10.99	11.00
25-Mar-10	11.00	11.00	11.00	11.00
25-Apr-10	11.00	10.99	10.99	11.00
25-May-10	11.00	11.00	11.00	11.00
25-Jun-10	11.00	10.99	11.00	11.00
25-Jul-10	11.00	11.00	11.00	11.00
25-Aug-10	11.00	10.99	11.00	11.00
25-Sep-10	11.00	10.99	11.00	11.00
25-Oct-10	11.00	11.00	11.00	11.00
25-Nov-10	11.00	10.99	11.00	11.00
25-Dec-10	11.00	11.00	11.00	11.00
25-Jan-11	11.00	10.99	11.00	11.00
25-Feb-11	11.00	10.99	11.00	11.00
25-Mar-11	11.00	11.00	11.00	11.00
25-Apr-11	11.00	11.00	11.00	11.00
25-May-11	11.00	11.00	11.00	11.00
25-Jun-11	11.00	11.00	11.00	11.00
25-Jul-11	11.00	11.00	11.00	11.00
25-Aug-11	11.00	11.00	11.00	11.00
25-Sep-11	11.00	11.00	11.00	11.00
25-Oct-11	11.00	11.00	11.00	11.00

25-Nov-11	11.00	11.00	11.00	11.00
25-Dec-11	11.00	11.00	11.00	11.00
25-Jan-12	11.00	11.00	11.00	11.00
25-Feb-12	11.00	11.00	11.00	11.00
25-Mar-12	11.00	11.00	11.00	11.00
25-Apr-12	11.00	11.00	11.00	11.00
25-May-12	11.00	11.00	11.00	11.00
25-Jun-12	11.00	11.00	11.00	11.00
25-Jul-12	11.00	11.00	11.00	11.00
25-Aug-12	11.00	11.00	11.00	11.00
25-Sep-12	11.00	11.00	11.00	11.00
25-Oct-12	11.00	11.00	11.00	11.00
25-Nov-12	11.00	11.00	11.00	11.00
25-Dec-12	11.00	11.00	11.00	11.00
25-Jan-13	11.00	11.00	11.00	11.00

Exhibit V – Group 6 Net Monthly Excess Cashflow Schedule

Payment Date	Excess Basis Points	Payment Date	Excess Basis Points	Payment Date	Excess Basis Points	Payment Date	Excess Basis Points
25-Jan-05	146	25-Jul-07	140	25-Jan-10	148	25-Jul-12	170
25-Feb-05	133	25-Aug-07	138	25-Feb-10	149	25-Aug-12	168
25-Mar-05	141	25-Sep-07	138	25-Mar-10	157	25-Sep-12	169
25-Apr-05	133	25-Oct-07	141	25-Apr-10	150	25-Oct-12	172
25-May-05	136	25-Nov-07	139	25-May-10	153	25-Nov-12	171
25-Jun-05	133	25-Dec-07	142	25-Jun-10	151	25-Dec-12	174
25-Jul-05	136	25-Jan-08	139	25-Jul-10	154	25-Jan-13	173
25-Aug-05	133	25-Feb-08	140	25-Aug-10	152	25-Feb-13	174
25-Sep-05	133	25-Mar-08	145	25-Sep-10	152	25-Mar-13	182
25-Oct-05	136	25-Apr-08	140	25-Oct-10	155	25-Apr-13	176
25-Nov-05	134	25-May-08	143	25-Nov-10	153	25-May-13	179
25-Dec-05	136	25-Jun-08	141	25-Dec-10	156	25-Jun-13	178
25-Jan-06	134	25-Jul-08	144	25-Jan-11	154	25-Jul-13	181
25-Feb-06	134	25-Aug-08	141	25-Feb-11	155	25-Aug-13	180
25-Mar-06	142	25-Sep-08	142	25-Mar-11	163	25-Sep-13	181
25-Apr-06	134	25-Oct-08	145	25-Apr-11	156	25-Oct-13	185
25-May-06	137	25-Nov-08	143	25-May-11	159	25-Nov-13	184
25-Jun-06	135	25-Dec-08	145	25-Jun-11	157	25-Dec-13	187
25-Jul-06	138	25-Jan-09	143	25-Jul-11	161	25-Jan-14	186
25-Aug-06	135	25-Feb-09	144	25-Aug-11	159	25-Feb-14	187
25-Sep-06	135	25-Mar-09	152	25-Sep-11	160	25-Mar-14	196
25-Oct-06	138	25-Apr-09	144	25-Oct-11	163	25-Apr-14	190
25-Nov-06	136	25-May-09	147	25-Nov-11	161	25-May-14	194
25-Dec-06	139	25-Jun-09	145	25-Dec-11	164	25-Jun-14	193
25-Jan-07	136	25-Jul-09	148	25-Jan-12	162	25-Jul-14	197
25-Feb-07	137	25-Aug-09	146	25-Feb-12	163	25-Aug-14	196
25-Mar-07	145	25-Sep-09	146	25-Mar-12	169	25-Sep-14	197
25-Apr-07	137	25-Oct-09	149	25-Apr-12	165	25-Oct-14	201
25-May-07	140	25-Nov-09	147	25-May-12	168	25-Nov-14	200
25-Jun-07	138	25-Dec-09	150	25-Jun-12	166		

Exhibit VI – Group 6 Subordinate Cap Schedule

Note:
The Subordinate Cap is calculated by taking, a) interest funds available to pay monthly interest to the Class VI-A, Class VI-M and Class VI-B Notes less interest due to the Class VI-A Notes divided by b) the aggregate principal balance of the Class VI-M and Class VI-B Notes. The result is expressed as a percentage which takes into consideration the actual number of days elapsed for each accrual period. Below is a table showing the Subordinate Cap for specified distribution dates assuming the Group 6 Prepayment Pricing Speed Assumption.

Payment Date	Subordinate Cap	Payment Date	Subordinate Cap	Payment Date	Subordinate Cap	Payment Date	Subordinate Cap
25-Jan-05	9.39	25-Jul-07	9.68	25-Jan-10	10.27	25-Jul-12	11.44
25-Feb-05	9.40	25-Aug-07	9.69	25-Feb-10	10.30	25-Aug-12	11.50
25-Mar-05	9.40	25-Sep-07	9.71	25-Mar-10	10.33	25-Sep-12	11.55
25-Apr-05	9.40	25-Oct-07	9.72	25-Apr-10	10.36	25-Oct-12	11.61
25-May-05	9.41	25-Nov-07	9.74	25-May-10	10.39	25-Nov-12	11.67
25-Jun-05	9.41	25-Dec-07	9.75	25-Jun-10	10.42	25-Dec-12	11.73
25-Jul-05	9.42	25-Jan-08	9.77	25-Jul-10	10.45	25-Jan-13	11.80
25-Aug-05	9.43	25-Feb-08	9.79	25-Aug-10	10.48	25-Feb-13	11.86
25-Sep-05	9.43	25-Mar-08	9.80	25-Sep-10	10.51	25-Mar-13	11.93
25-Oct-05	9.44	25-Apr-08	9.82	25-Oct-10	10.54	25-Apr-13	11.99
25-Nov-05	9.45	25-May-08	9.84	25-Nov-10	10.58	25-May-13	12.06
25-Dec-05	9.46	25-Jun-08	9.85	25-Dec-10	10.61	25-Jun-13	12.13
25-Jan-06	9.47	25-Jul-08	9.87	25-Jan-11	10.65	25-Jul-13	12.21
25-Feb-06	9.48	25-Aug-08	9.89	25-Feb-11	10.68	25-Aug-13	12.28
25-Mar-06	9.49	25-Sep-08	9.91	25-Mar-11	10.72	25-Sep-13	12.36
25-Apr-06	9.50	25-Oct-08	9.93	25-Apr-11	10.76	25-Oct-13	12.44
25-May-06	9.51	25-Nov-08	9.95	25-May-11	10.79	25-Nov-13	12.52
25-Jun-06	9.52	25-Dec-08	9.97	25-Jun-11	10.83	25-Dec-13	12.60
25-Jul-06	9.53	25-Jan-09	9.99	25-Jul-11	10.87	25-Jan-14	12.69
25-Aug-06	9.54	25-Feb-09	10.01	25-Aug-11	10.92	25-Feb-14	12.78
25-Sep-06	9.55	25-Mar-09	10.03	25-Sep-11	10.96	25-Mar-14	12.87
25-Oct-06	9.56	25-Apr-09	10.05	25-Oct-11	11.00	25-Apr-14	12.96
25-Nov-06	9.58	25-May-09	10.08	25-Nov-11	11.05	25-May-14	13.06
25-Dec-06	9.59	25-Jun-09	10.10	25-Dec-11	11.09	25-Jun-14	13.16
25-Jan-07	9.60	25-Jul-09	10.12	25-Jan-12	11.14	25-Jul-14	13.26
25-Feb-07	9.61	25-Aug-09	10.15	25-Feb-12	11.19	25-Aug-14	13.36
25-Mar-07	9.63	25-Sep-09	10.17	25-Mar-12	11.23	25-Sep-14	13.47
25-Apr-07	9.64	25-Oct-09	10.19	25-Apr-12	11.28	25-Oct-14	13.58
25-May-07	9.65	25-Nov-09	10.22	25-May-12	11.34	25-Nov-14	13.69
25-Jun-07	9.67	25-Dec-09	10.25	25-Jun-12	11.39		

Exhibit VII - Price/Yield Tables for Class I-A, Class II-A and Class III-A

Assumptions:	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR

Class I-A *Run to 10% Optional Termination*

Price: 100.000							
Yield (%)	2.77	2.77	2.77	2.77	2.77	2.77	2.77
WAL (yrs)	7.35	5.11	3.01	2.44	2.01	1.42	1.05
Start Date	1/25/2005	1/25/2005	1/25/2005	1/25/2005	1/25/2005	1/25/2005	1/25/2005
End Date	11/25/2022	11/25/2017	10/25/2012	5/25/2011	4/25/2010	11/25/2008	11/25/2007

Class II-A *Run to 10% Optional Termination*

Price: 100.000							
Yield (%)	2.74	2.74	2.74	2.74	2.74	2.74	2.74
WAL (yrs)	7.21	5.02	2.97	2.41	1.99	1.41	1.04
Start Date	1/25/2005	1/25/2005	1/25/2005	1/25/2005	1/25/2005	1/25/2005	1/25/2005
End Date	11/25/2022	11/25/2017	10/25/2012	5/25/2011	4/25/2010	11/25/2008	11/25/2007

Class III-A *Run to 10% Optional Termination*

Price: 100.000							
Yield (%)	2.74	2.74	2.74	2.74	2.74	2.74	2.74
WAL (yrs)	7.24	5.04	2.98	2.42	2.00	1.41	1.05
Start Date	1/25/2005	1/25/2005	1/25/2005	1/25/2005	1/25/2005	1/25/2005	1/25/2005
End Date	11/25/2022	11/25/2017	10/25/2012	5/25/2011	4/25/2010	11/25/2008	11/25/2007

Class I-A *Run to Maturity*

Price: 100.000							
Yield	2.79	2.79	2.80	2.80	2.80	2.80	2.79
WAL (yrs)	7.79	5.53	3.30	2.68	2.21	1.57	1.11
Start Date	1/25/2005	1/25/2005	1/25/2005	1/25/2005	1/25/2005	1/25/2005	1/25/2005
End Date	12/25/2033	4/25/2031	2/25/2023	1/25/2020	8/25/2017	4/25/2014	1/25/2012

Class II-A *Run to Maturity*

Price: 100.000							
Yield (%)	2.76	2.76	2.76	2.77	2.77	2.77	2.76
WAL (yrs)	7.63	5.42	3.24	2.63	2.18	1.55	1.10
Start Date	1/25/2005	1/25/2005	1/25/2005	1/25/2005	1/25/2005	1/25/2005	1/25/2005
End Date	11/25/2033	1/25/2031	1/25/2023	12/25/2019	8/25/2017	4/25/2014	12/25/2011

Class III-A *Run to Maturity*

Price: 100.000							
Yield (%)	2.75	2.76	2.76	2.77	2.77	2.77	2.76
WAL (yrs)	7.65	5.44	3.25	2.64	2.19	1.55	1.11
Start Date	1/25/2005	1/25/2005	1/25/2005	1/25/2005	1/25/2005	1/25/2005	1/25/2005
End Date	12/25/2033	3/25/2031	2/25/2023	1/25/2020	9/25/2017	4/25/2014	1/25/2012

Exhibit VIII – Collateral Summary

Original Principal Balances for the Mortgage Loans (1)

Range of Original Mortgage Loan Principal Balances ($)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I, II, III, IV, & V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans
0.00 – 100,000.00	6.30%	4.91%	0.00%	5.68%	0.00%	3.35%	14.21%
100,000.01 – 200,000.00	20.61	35.92	0.00	37.36	0.00	20.94	39.27
200,000.01 – 300,000.00	16.02	42.19	0.00	42.19	0.00	23.35	23.55
300,000.01 – 350,000.00	9.30	14.89	4.88	13.69	4.84	10.09	7.23
350,000.01 – 400,000.00	5.74	1.25	16.22	0.64	16.75	7.43	4.75
400,000.01 – 450,000.00	5.15	0.74	14.55	0.45	13.37	6.21	2.06
450,000.01 – 500,000.00	4.90	0.00	14.53	0.00	14.35	6.09	1.96
500,000.01 – 550,000.00	3.66	0.10	7.47	0.00	8.63	3.50	1.26
550,000.01 – 600,000.00	2.15	0.00	6.78	0.00	9.11	3.31	1.36
600,000.01 – 650,000.00	2.92	0.00	6.74	0.00	9.86	3.52	1.09
650,000.01 – 700,000.00	1.25	0.00	2.05	0.00	2.56	1.01	0.20
700,000.01 – 800,000.00	1.76	0.00	4.55	0.00	5.04	2.03	1.10
800,000.01 – 900,000.00	2.80	0.00	3.53	0.00	2.81	1.49	0.51
900,000.01 – 1,000,000.00	4.04	0.00	6.69	0.00	6.08	2.86	1.45
1,000,000.01 – 1,100,000.00	1.49	0.00	0.24	0.00	0.22	0.22	0.00
1,100,000.01 – 1,200,000.00	1.09	0.00	0.99	0.00	1.45	0.57	0.00
1,200,000.01 – 1,300,000.00	1.20	0.00	0.26	0.00	0.52	0.26	0.00
1,300,000.01 – 1,400,000.00	0.64	0.00	1.18	0.00	0.57	0.40	0.00
1,400,000.01 – 1,500,000.00	0.70	0.00	3.45	0.00	0.31	0.79	0.00
1,500,000.01 – 1,600,000.00	2.24	0.00	0.00	0.00	0.65	0.33	0.00
1,600,000.01 – 1,700,000.00	0.00	0.00	1.09	0.00	0.35	0.28	0.00
1,700,000.01 – 1,800,000.00	0.00	0.00	1.14	0.00	0.37	0.29	0.00
1,800,000.01 – 1,900,000.00	0.00	0.00	0.79	0.00	0.00	0.15	0.00
1,900,000.01 – 2,000,000.00	1.85	0.00	0.86	0.00	0.41	0.41	0.00
2,200,000.01 – 2,300,000.00	1.05	0.00	0.00	0.00	0.46	0.18	0.00
2,400,000.01 – 2,500,000.00	0.00	0.00	0.00	0.00	0.52	0.10	0.00
2,700,000.01 – 2,800,000.00	1.31	0.00	0.00	0.00	0.00	0.12	0.00
2,900,000.01 – 3,000,000.00	0.00	0.00	0.64	0.00	0.00	0.12	0.00
3,000,000.01 – 3,100,000.00	0.00	0.00	0.67	0.00	0.00	0.13	0.00
3,300,000.01 – 3,400,000.00	0.00	0.00	0.71	0.00	0.00	0.14	0.00
3,500,000.01+	1.84	0.00	0.00	0.00	0.76	0.31	0.00
Total:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1)As of the Date of Origination, the average principal balance of the Mortgage Loans was approximately $247,788; $190,370; $539,078; $184,429; $522,379; $257,815; and $159,253 respectively.

Current Principal Balances for the Mortgage Loans (1)

Range of Current Mortgage Loan Principal Balances ($)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I, II, III, IV, & V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans
0.00 – 100,000.00..........	6.31%	4.95%	0.02%	5.69%	0.00%	3.36%	14.21%
100,000.01 – 200,000.00........	20.60	35.94	0.00	37.38	0.00	20.96	39.27
200,000.01 – 300,000.00........	16.02	42.15	0.00	42.15	0.05	23.34	23.55
300,000.01 – 350,000.00........	9.30	14.87	4.88	13.69	4.90	10.10	7.23
350,000.01 – 400,000.00........	5.74	1.25	16.20	0.64	16.86	7.45	4.75
400,000.01 – 450,000.00........	5.15	0.74	14.63	0.45	13.15	6.18	2.06
450,000.01 – 500,000.00........	4.90	0.00	14.55	0.00	14.35	6.09	1.96
500,000.01 – 550,000.00........	3.91	0.10	7.47	0.00	8.63	3.52	1.26
550,000.01 – 600,000.00........	1.89	0.00	6.68	0.00	9.11	3.27	1.53
600,000.01 – 650,000.00........	2.92	0.00	6.74	0.00	9.86	3.52	0.93
650,000.01 – 700,000.00........	1.25	0.00	2.05	0.00	2.71	1.04	0.20
700,000.01 – 800,000.00........	1.76	0.00	4.55	0.00	4.89	2.01	1.10
800,000.01 – 900,000.00........	2.80	0.00	3.53	0.00	2.81	1.49	0.51
900,000.01 – 1,000,000.00.....	4.04	0.00	6.69	0.00	6.08	2.86	1.45
1,000,000.01 – 1,100,000.00.	1.49	0.00	0.24	0.00	0.22	0.22	0.00
1,100,000.01 – 1,200,000.00.	1.09	0.00	0.99	0.00	1.45	0.57	0.00
1,200,000.01 – 1,300,000.00.	1.20	0.00	0.26	0.00	0.52	0.26	0.00
1,300,000.01 – 1,400,000.00.	0.64	0.00	1.18	0.00	0.57	0.40	0.00
1,400,000.01 – 1,500,000.00.	0.70	0.00	3.45	0.00	0.31	0.79	0.00
1,500,000.01 – 1,600,000.00.	2.24	0.00	0.00	0.00	0.65	0.33	0.00
1,600,000.01 – 1,700,000.00.	0.00	0.00	1.09	0.00	0.35	0.28	0.00
1,700,000.01 – 1,800,000.00.	0.00	0.00	1.14	0.00	0.37	0.29	0.00
1,800,000.01 – 1,900,000.00.	0.00	0.00	0.79	0.00	0.00	0.15	0.00
1,900,000.01 – 2,000,000.00.	1.85	0.00	0.86	0.00	0.41	0.41	0.00
2,200,000.01 – 2,300,000.00.	1.05	0.00	0.00	0.00	0.46	0.18	0.00
2,400,000.01 – 2,500,000.00.	0.00	0.00	0.00	0.00	0.52	0.10	0.00
2,700,000.01 – 2,800,000.00.	1.31	0.00	0.00	0.00	0.00	0.12	0.00
2,900,000.01 – 3,000,000.00.	0.00	0.00	0.64	0.00	0.00	0.12	0.00
3,000,000.01 – 3,100,000.00.	0.00	0.00	0.67	0.00	0.00	0.13	0.00
3,300,000.01 – 3,400,000.00.	0.00	0.00	0.71	0.00	0.00	0.14	0.00
3,500,000.01+............................	1.84	0.00	0.00	0.00	0.76	0.31	0.00
Total:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1) As of the Cut-off Date, the average principal balance of the Mortgage Loans was approximately $247,347; $190,128; $538,436; $184,295; $521,940; $257,546; and $159,083 respectively.

Mortgage Rates for the Mortgage Loans (1)

Range of Mortgage Rates (%)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I, II, III, IV, & V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans
1.000 – 1.249	48.13%	0.00%	0.00%	0.00%	0.00%	4.25%	0.00%
1.250 – 1.499	23.16	0.00	0.00	0.00	0.00	2.05	0.00
1.500 – 1.749	9.87	0.00	0.00	0.00	0.00	0.87	0.00
1.750 – 1.999	5.72	0.00	0.00	0.00	0.00	0.51	0.00
2.000 – 2.249	2.65	0.00	0.00	0.00	0.00	0.23	0.00
2.250 – 2.499	0.50	0.00	0.10	0.00	0.00	0.06	0.00
2.500 – 2.749	3.83	0.96	2.04	0.00	0.00	0.93	0.00
2.750 – 2.999	0.70	2.21	4.65	0.00	0.00	1.42	0.00
3.000 – 3.249	1.59	2.52	2.81	0.00	0.00	1.21	0.00
3.250 – 3.499	0.42	1.69	0.80	0.00	0.00	0.54	0.00
3.500 – 3.749	0.30	2.06	1.77	0.04	0.00	0.81	0.00
3.750 – 3.999	0.61	1.24	2.93	0.00	0.00	0.88	0.00
4.000 – 4.249	0.00	2.52	5.67	0.04	0.19	1.67	0.00
4.250 – 4.499	1.30	3.87	7.49	0.29	1.07	2.67	0.00
4.500 – 4.749	0.00	6.87	10.24	2.92	5.58	5.43	0.06
4.750 – 4.999	0.99	12.90	14.35	6.50	15.54	10.67	0.00
5.000 – 5.249	0.00	7.72	11.07	11.67	21.74	11.70	0.04
5.250 – 5.499	0.10	5.93	5.80	17.41	15.47	10.86	0.87
5.500 – 5.749	0.00	6.79	6.62	17.68	10.36	10.25	1.36
5.750 – 5.999	0.13	7.97	5.71	11.77	5.69	7.57	6.76
6.000 – 6.249	0.00	5.59	2.52	6.15	3.72	4.31	8.80
6.250 – 6.499	0.00	7.56	3.58	6.13	5.79	5.33	16.08
6.500 – 6.749	0.00	7.89	3.25	7.16	5.01	5.50	18.91
6.750 – 6.999	0.00	8.13	4.82	6.18	5.37	5.62	20.48
7.000 – 7.249	0.00	3.25	1.49	3.42	1.93	2.41	8.67
7.250 – 7.499	0.00	0.93	0.96	0.93	0.67	0.80	9.53
7.500 – 7.749	0.00	1.14	0.82	0.94	0.53	0.79	4.42
7.750 – 7.999	0.00	0.11	0.26	0.76	1.36	0.58	2.26
8.000 – 8.249	0.00	0.03	0.16	0.00	0.00	0.04	0.89
8.250 – 8.499	0.00	0.06	0.09	0.00	0.00	0.03	0.42
8.500 – 8.749	0.00	0.01	0.00	0.00	0.00	0.00	0.42
8.750 – 8.999	0.00	0.04	0.00	0.01	0.00	0.01	0.01
9.000 – 9.249	0.00	0.00	0.00	0.00	0.00	0.00	0.03
10.500 – 10.749	0.00	0.03	0.00	0.00	0.00	0.01	0.00
Total:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1) As of the Cut-off Date, the weighted average mortgage rate of the Mortgage Loans was approximately 1.453%; 5.386%; 4.952%; 5.731%; 5.501%; 5.085%; and 6.667% respectively.

Original Loan-to-Value Ratios for Mortgage Loans (1)

Range of Original Loan-To-Value Ratios (%)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I, II, III, IV, & V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans
0.00 – 30.00	0.05%	0.13%	0.77%	0.33%	0.18%	0.32%	0.44%
30.01 – 40.00	0.54	0.31	0.50	0.30	0.46	0.39	1.07
40.01 – 50.00	3.02	0.88	1.43	1.31	1.59	1.45	2.49
50.01 – 55.00	0.99	0.76	1.73	1.13	1.43	1.21	1.51
55.01 – 60.00	3.10	1.63	3.25	1.97	3.94	2.64	3.01
60.01 – 65.00	10.41	2.44	6.30	3.15	4.97	4.61	4.22
65.01 – 70.00	13.19	17.85	21.39	20.68	14.97	18.43	9.63
70.01 – 75.00	25.07	6.96	12.55	6.88	15.82	11.38	6.50
75.01 – 80.00	34.92	55.29	47.59	56.82	54.55	52.34	58.71
80.01 – 85.00	0.43	0.92	0.67	0.50	0.10	0.54	1.13
85.01 – 90.00	5.54	6.12	2.71	3.50	1.10	3.60	5.78
90.01 – 95.00	1.92	6.58	1.10	3.37	0.88	2.98	5.19
95.01 – 100.00	0.80	0.12	0.00	0.06	0.00	0.12	0.34
Total:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1) As of the Cut-off Date, the weighted average original Loan-to-Value Ratio of the Mortgage Loans was approximately 73.98%; 77.73%; 73.93%; 76.13%; 74.45%; 75.52%; and 76.37% respectively.

Geographic Distribution of the Mortgaged Properties for the Mortgage Loans

Geographic Area	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I, II, III, IV, & V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans
Alabama	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%
Alaska	0.00	0.04	0.00	0.02	0.00	0.01	0.10
Arizona	0.77	5.83	3.10	7.48	4.76	5.16	6.11
Arkansas	0.00	0.00	0.00	0.08	0.00	0.02	0.08
California	17.05	20.87	36.66	19.30	36.35	26.17	10.08
Colorado	0.29	3.03	1.59	4.64	1.52	2.71	1.34
Connecticut	0.31	0.23	0.38	0.13	0.25	0.24	0.28
Delaware	4.68	0.39	1.25	0.17	0.21	0.83	0.22
District of Columbia	0.64	0.60	0.45	0.65	1.55	0.78	0.84
Florida	5.83	5.12	2.33	4.37	3.22	4.04	6.53
Georgia	1.21	1.88	0.62	2.12	0.89	1.46	1.49
Hawaii	0.00	0.07	0.00	0.09	0.00	0.04	0.09
Idaho	0.66	0.38	0.14	0.66	0.10	0.39	0.62
Illinois	4.68	16.06	16.03	13.00	13.54	13.60	13.21
Indiana	1.41	0.44	0.53	0.36	0.87	0.60	0.85
Iowa	0.00	0.18	0.11	0.29	0.00	0.15	0.17
Kansas	0.02	0.35	0.28	0.16	0.26	0.23	0.79
Kentucky	1.51	0.41	0.00	0.64	0.50	0.52	0.14
Louisiana	0.00	0.09	0.09	0.22	0.00	0.10	0.70
Maine	0.00	0.12	0.00	0.07	0.00	0.05	0.31
Maryland	6.36	6.05	5.83	7.22	6.15	6.42	6.03
Massachusetts	0.56	1.75	1.64	2.38	2.41	1.95	2.20
Michigan	7.22	2.87	2.25	1.45	0.17	2.16	1.76
Minnesota	0.14	0.16	0.08	0.33	0.00	0.16	0.08
Mississippi	0.00	0.03	0.00	0.00	0.00	0.01	0.18
Missouri	0.60	0.76	0.32	0.63	0.44	0.56	1.37
Montana	0.85	0.20	0.09	0.12	0.26	0.23	0.25
Nebraska	0.00	0.12	0.00	0.02	0.00	0.03	0.00
Nevada	0.67	6.83	5.04	5.12	4.32	4.91	2.43
New Hampshire	0.00	0.43	0.00	0.42	0.07	0.24	0.40
New Jersey	3.66	1.59	1.99	1.41	2.72	2.02	3.62
New Mexico	0.00	0.22	0.00	0.32	0.00	0.14	0.35
New York	0.75	1.94	3.63	1.41	4.77	2.56	6.90
North Carolina	10.88	3.34	1.37	2.83	1.15	3.03	4.80
North Dakota	0.00	0.00	0.00	0.00	0.00	0.00	0.02
Ohio	7.27	2.34	1.43	1.45	0.25	1.91	1.61
Oklahoma	0.00	0.01	0.00	0.04	0.21	0.06	0.33
Oregon	1.46	2.31	0.70	4.33	1.20	2.33	3.65
Pennsylvania	6.41	1.26	1.46	1.28	0.66	1.64	2.51
Rhode Island	0.51	0.11	0.18	0.27	0.25	0.24	0.36
South Carolina	3.24	1.63	1.89	1.71	0.62	1.65	2.74
South Dakota	0.00	0.00	0.00	0.11	0.00	0.03	0.03
Tennessee	0.10	0.40	0.00	0.57	0.35	0.34	0.62
Texas	0.29	1.25	1.60	1.33	1.44	1.29	7.25
Utah	0.05	0.73	0.59	1.73	0.44	0.90	1.00
Vermont	0.00	0.05	0.00	0.04	0.10	0.04	0.05
Virginia	9.78	5.96	5.65	5.93	6.50	6.34	3.81
Washington	0.00	1.19	0.69	2.74	1.32	1.50	1.23
West Virginia	0.00	0.05	0.00	0.09	0.07	0.05	0.03
Wisconsin	0.11	0.34	0.00	0.23	0.13	0.18	0.34
Wyoming	0.00	0.00	0.00	0.03	0.00	0.01	0.02

Total:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Mortgagors' FICO Credit Scores for the Mortgage Loans (1)

Range of FICO Credit Scores	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I, II, III, IV, & V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans
0 – 0	0.24%	0.12%	0.11%	0.11%	0.20%	0.14%	0.31%
1 – 499	0.00	0.00	0.00	0.02	0.00	0.01	0.05
500 – 549	0.00	0.00	0.00	0.03	0.00	0.01	0.20
550 – 574	0.22	0.02	0.00	0.00	0.08	0.04	0.12
575 – 599	2.26	0.06	0.00	0.18	0.13	0.29	1.84
600 – 619	1.56	0.46	0.69	0.31	0.10	0.48	6.31
620 – 639	8.68	8.97	6.02	6.05	5.17	6.71	18.09
640 – 659	10.40	9.15	7.53	7.70	6.30	7.93	17.28
660 – 679	16.91	16.76	13.56	14.30	13.08	14.66	15.15
680 – 699	14.94	14.76	15.23	16.72	14.10	15.34	13.74
700 – 719	9.18	15.28	15.42	15.32	16.22	14.97	8.59
720 – 739	11.55	10.69	12.70	13.90	14.37	12.88	7.93
740 – 759	8.69	9.11	13.88	10.68	11.68	10.99	4.76
760 – 779	9.86	8.03	9.13	8.89	10.87	9.24	3.53
780 – 799	4.32	5.56	4.37	4.77	7.21	5.30	1.85
800 – 819	1.17	1.03	1.35	1.04	0.49	1.00	0.26
820 – 839	0.03	0.00	0.00	0.00	0.00	0.00	0.00
Total:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1) As of the Cut-off Date, the weighted average FICO Credit Score of the Mortgage Loans was approximately 698; 702; 709, 707; 713, 707; and 674 respectively.

Types of Mortgaged Properties for the Mortgage Loans

Property Type	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I, II, III, IV, & V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans
Two-to Four-Family Residence	5.92%	7.17%	4.34%	7.16%	3.22%	5.72%	11.48%
Co-op	0.05	0.13	0.30	0.13	0.07	0.15	0.00
Condominium	10.83	11.91	6.62	12.48	8.72	10.34	3.10
PUD	20.47	24.80	26.30	25.76	27.50	25.54	17.71
Single Family Residence	62.72	55.99	62.44	54.47	60.49	58.25	67.70
Total:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Occupancy Types for the Mortgage Loans

Occupancy Types	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I, II, III, IV, & V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans
Investment	18.52%	18.41%	7.86%	18.75%	4.56%	13.73%	18.82%
Primary	73.83	78.16	88.32	77.47	90.73	82.02	79.57
Second Home	7.65	3.44	3.82	3.78	4.71	4.24	1.61
Total:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Loan Purpose of the Mortgage Loans

Loan Purpose	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I, II, III, IV, & V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans
Refinance (Cash Out)	46.28%	23.51%	31.21%	25.09%	32.42%	29.27%	42.35%
Purchase	39.40	64.59	56.32	63.50	50.74	57.67	45.69
Refinance (Rate/Term)	14.32	11.90	12.46	11.41	16.84	13.06	11.95
Total:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Documentation Programs of the Mortgage Loans

Type of Program	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I, II, III, IV, & V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans
Income & Employment Verified / Assets Verified	39.39%	37.45%	40.92%	44.11%	56.19%	44.09%	20.40%
Income & Employment Verified/Assets Not Verified	0.00	0.30	0.00	0.28	0.08	0.17	0.63
No Employment or Income Verification / Assets Not Verified	0.00	20.64	11.85	18.45	9.57	14.24	32.39

No Employment or Income Verification / Assets Verified	0.00	7.76	7.38	6.51	3.31	5.73	5.88
Verbal Verification of Employment / Assets Not Verified	20.87	6.75	5.40	5.04	3.43	6.54	10.58
Verbal Verification of Employment / Assets Verified	39.73	27.11	34.45	25.62	27.41	29.23	30.12
Total:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Original Term to Maturity for the Mortgage Loans (1)

Original Term to Maturity	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I, II, III, IV, & V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans
180	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	8.00%
360	90.11	100.00	100.00	100.00	99.91	99.11	92.00
480	9.89	0.00	0.00	0.00	0.09	0.89	0.00
Total:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1) As of the Cut-off Date, the weighted average original stated term to maturity of the Mortgage Loans was approximately 372 months; 360 months; 360 months; 360 months; 360 months; 361 months; and 346 months respectively.

Remaining Terms to Stated Maturity for the Mortgage Loans (1)

Range of Remaining Terms to Maturity	Percent of Aggregate Principal Balance Outstanding of the Group *I Mortgage* Loans	Percent of Aggregate Principal Balance Outstanding of the Group *II Mortgage* Loans	Percent of Aggregate Principal Balance Outstanding of the Group *III Mortgage* Loans	Percent of Aggregate Principal Balance Outstanding of the Group *IV Mortgage* Loans	Percent of Aggregate Principal Balance Outstanding of the Group *V Mortgage* Loans	Percent of Aggregate Principal Balance Outstanding of the Group I, II, III, IV, *& V Mortgage* Loans	Percent of Aggregate Principal Balance Outstanding of the Group *VI Mortgage* Loans
120 – 179	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	5.04%
180 – 239	0.00	0.00	0.00	0.00	0.00	0.00	2.96
300 – 359	46.48	58.12	57.14	53.31	51.77	54.14	55.08
360+	53.52	41.88	42.86	46.69	48.23	45.86	36.92
Total:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1) As of the Cut-off Date, the weighted average remaining stated term to maturity of the Mortgage Loans was approximately 371 months; 359 months; 359 months; 359 months; 359 months; 360 months; and 345 months respectively.

Index for the Mortgage Loans

Index	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I, II, III, IV, & V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans
1 Mo LIBOR	0.00%	10.01%	18.68%	0.00%	0.00%	5.69%	0.00%
1 YR CMT	0.00	0.16	0.00	0.05	0.23	0.09	0.00
1 YR LIBOR	0.00	26.99	44.05	31.23	67.77	37.33	0.00
6 Mo LIBOR	0.00	62.84	37.27	68.72	32.00	48.05	0.00
FIXED	0.00	0.00	0.00	0.00	0.00	0.00	100.00
1 Mo MTA	100.00	0.00	0.00	0.00	0.00	8.83	0.00
Total:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Months to Roll for the Mortgage Loans (1)

Range of Months to Roll	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I, II, III, IV, & V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans
0 – 3	97.42%	9.68%	17.79%	0.00%	0.00%	14.05%	100.00%
4 – 6	1.36	2.73	3.49	0.00	0.00	1.36	0.00
7 – 9	0.00	0.04	0.00	0.00	0.00	0.01	0.00
10 – 12	1.22	9.36	17.31	0.00	0.00	5.40	0.00
13 – 15	0.00	0.79	1.15	0.00	0.00	0.39	0.00
16 – 18	0.00	0.05	0.00	0.02	0.13	0.04	0.00
19 – 21	0.00	0.11	0.18	0.00	0.00	0.06	0.00
22 – 24	0.00	35.70	21.03	0.00	0.00	11.52	0.00
25 – 27	0.00	1.28	0.84	0.00	0.00	0.43	0.00
28 – 30	0.00	0.03	0.00	0.00	0.00	0.01	0.00
31 – 33	0.00	0.28	0.19	0.00	0.00	0.10	0.00
34 – 36	0.00	37.50	37.04	0.02	0.00	14.99	0.00
37 – 39	0.00	2.45	0.97	0.00	0.00	0.70	0.00
46 – 48	0.00	0.00	0.00	0.00	0.09	0.02	0.00
49 – 51	0.00	0.00	0.00	0.03	0.00	0.01	0.00
52 – 54	0.00	0.00	0.00	0.10	0.00	0.03	0.00
55 – 57	0.00	0.00	0.00	0.28	0.00	0.09	0.00
58 – 60	0.00	0.00	0.00	94.27	94.74	48.16	0.00
61 – 63	0.00	0.00	0.00	5.26	4.79	2.59	0.00
79 – 81	0.00	0.00	0.00	0.03	0.17	0.04	0.00
103 – 105	0.00	0.00	0.00	0.00	0.08	0.02	0.00
Total:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1) As of the Cut-off Date, the weighted average months to roll of the Mortgage Loans was approximately 1 month; 24 months; 21 months; 59 months; 59 months; 40 months; and 0 months respectively.

Maximum Mortgage Rates of the Mortgage Loans (1)

Range of Maximum Mortgage Rates	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I, II, III, IV, & V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans
0.000 – 4.750	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%
8.251 – 8.500	0.00	0.00	0.00	0.04	0.00	0.01	0.00
8.501 – 8.750	0.00	0.04	0.00	0.00	0.00	0.01	0.00
8.751 – 9.000	0.00	0.44	0.18	0.01	0.19	0.17	0.00
9.001 – 9.250	0.00	0.66	0.29	0.09	0.30	0.28	0.00
9.251 – 9.500	0.00	0.72	0.71	1.16	2.98	1.24	0.00
9.501 – 9.750	0.00	1.55	0.84	4.27	8.59	3.52	0.00
9.751 – 10.000	78.08	4.06	1.64	9.75	22.54	15.58	0.00
10.001 – 10.250	0.00	4.20	3.91	14.16	17.09	9.44	0.00
10.251 – 10.500	17.38	9.71	10.08	20.51	14.41	14.75	0.00
10.501 – 10.750	4.53	12.40	13.20	12.93	5.24	10.60	0.00
10.751 – 11.000	0.00	17.91	22.53	8.87	5.56	11.95	0.00
11.001 – 11.250	0.00	9.63	9.32	6.28	4.52	6.66	0.00
11.251 – 11.500	0.00	9.35	5.49	6.48	5.90	6.20	0.00
11.501 – 11.750	0.00	7.13	4.72	6.40	5.52	5.49	0.00
11.751 – 12.000	0.00	18.21	24.56	5.03	3.89	10.88	0.00
12.001 – 12.250	0.00	1.80	0.73	2.04	1.30	1.41	0.00
12.251 – 12.500	0.00	1.72	1.22	1.00	0.56	1.02	0.00
12.501 – 12.750	0.00	0.15	0.09	0.92	1.28	0.59	0.00
12.751 – 13.000	0.00	0.15	0.42	0.03	0.15	0.15	0.00
13.001 – 13.250	0.00	0.09	0.09	0.01	0.00	0.04	0.00
13.251 – 13.500	0.00	0.01	0.00	0.00	0.00	0.00	0.00
13.501 – 13.750	0.00	0.00	0.00	0.00	0.00	0.00	0.00
13.751+	0.00	0.06	0.00	0.00	0.00	0.01	0.00
Total:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1) As of the Cut-off Date, the weighted average Maximum Mortgage Rate of the Mortgage Loans was approximately 10.047%; 11.110%; 11.167%; 10.734%; 10.510%; 10.791%; and 0.000% respectively.

Initial Periodic Rate Cap of the Mortgage Loans (1)

Initial Periodic Rate Caps	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I, II, III, IV, & V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans
0.000	100.00%	11.80%	20.87%	0.00%	0.00%	15.32%	100.00%
1.000	0.00	0.77	0.41	0.00	0.00	0.24	0.00
2.000	0.00	26.99	44.05	0.00	0.09	14.15	0.00
3.000	0.00	60.45	34.53	0.31	0.97	19.59	0.00
5.000	0.00	0.00	0.00	99.69	98.93	50.68	0.00
6.000	0.00	0.00	0.14	0.00	0.00	0.03	0.00
Total:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1) As of the Cut-off Date, the weighted average Initial Periodic Rate Cap of the Mortgage Loans was approximately 0.000%; 2.361%; 1.929%; 4.994%; 4.978%; 3.409%; and 0.000% respectively.

Subsequent Periodic Rate Cap of the Mortgage Loans (1)

Subsequent Periodic Rate Caps	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I, II, III, IV, & V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans
0.000	100.00%	11.80%	20.87%	0.00%	0.00%	15.32%	100.00%
1.000	0.00	61.21	34.94	68.72	32.00	47.26	0.00
2.000	0.00	26.99	44.18	31.28	68.00	37.42	0.00
Total:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1) As of the Cut-off Date, the weighted average subsequent Periodic Rate Cap of the Mortgage Loans was approximately 0.000%; 1.152%; 1.233%; 1.313%; 1.680%; 1.221%; and 0.000% respectively.

Gross Margins of the Mortgage Loans (1)

Range of Gross Margins	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I, II, III, IV, & V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans
0.000 – 1.500	0.00%	0.05%	0.00%	0.00%	0.00%	0.01%	100.00%
1.501 – 1.750	0.00	0.32	1.50	0.00	0.00	0.36	0.00
1.751 – 2.000	0.00	2.20	2.32	0.00	0.00	0.91	0.00
2.001 – 2.250	1.50	34.89	57.33	62.83	82.08	54.34	0.00
2.251 – 2.500	15.52	4.51	5.01	6.55	0.82	5.48	0.00
2.501 – 2.750	14.05	1.94	4.70	0.14	1.14	2.82	0.00
2.751 – 3.000	36.09	1.79	2.01	0.00	0.00	3.95	0.00
3.001 – 3.250	14.87	1.27	1.57	0.14	0.32	1.99	0.00
3.251 – 3.500	11.13	0.79	0.88	0.01	0.16	1.35	0.00
3.501 – 3.750	5.12	0.69	1.51	0.07	0.26	0.96	0.00
3.751 – 4.000	1.37	1.55	1.08	0.07	0.19	0.71	0.00
4.001 – 4.250	0.22	0.35	0.96	0.00	0.00	0.28	0.00
4.251 – 4.500	0.12	0.10	0.09	0.04	0.00	0.06	0.00
4.501 – 4.750	0.00	0.12	0.42	0.03	0.00	0.12	0.00
4.751 – 5.000	0.01	49.17	20.53	30.07	15.01	26.58	0.00
5.001+	0.00	0.25	0.09	0.06	0.00	0.09	0.00
Total:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1) As of the Cut-off Date, the weighted average gross margin of the Mortgage Loans was approximately 2.918%; 3.703% 2.940%; 3.101%; 2.681%; 3.096%; and 0.000% respectively.

Prepayment Penalties of the Mortgage Loans

Type of Prepayment Penalty	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I, II, III, IV, & V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans
None	52.98%	100.00%	100.00%	100.00%	100.00%	95.85%	100.00%
1 Year Prepay	47.02	0.00	0.00	0.00	0.00	4.15	0.00
Total:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Loan Programs of the Mortgage Loans

Type of Program	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I, II, III, IV, & V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans
1 Mo LIBOR	0.00%	0.41%	0.18%	0.00%	0.00%	0.12%	0.00%
1 Mo LIBOR IO	0.00	9.60	18.50	0.00	0.00	5.57	0.00
1 Mo MTA	93.67	0.00	0.00	0.00	0.00	8.27	0.00
1/1 LIBOR	0.00	2.12	1.54	0.00	0.00	0.74	0.00
1/1 LIBOR IO	0.00	8.07	16.92	0.00	0.00	4.95	0.00
10/1 LIBOR	0.00	0.00	0.00	0.00	0.08	0.02	0.00
12 Mo MTA	1.22	0.00	0.00	0.00	0.00	0.11	0.00
2/6 LIBOR	0.00	9.70	4.30	0.00	0.00	2.86	0.00
2/6 LIBOR IO	0.00	27.37	17.61	0.00	0.00	9.12	0.00
3 Mo MTA	4.00	0.00	0.00	0.00	0.00	0.35	0.00
3/1 CMT	0.00	0.16	0.00	0.00	0.00	0.03	0.00
3/1 LIBOR	0.00	1.26	2.88	0.00	0.00	0.82	0.00
3/1 LIBOR IO	0.00	15.54	22.70	0.00	0.00	7.62	0.00
3/6 LIBOR	0.00	5.84	0.85	0.00	0.00	1.39	0.00
3/6 LIBOR IO	0.00	17.53	11.91	0.00	0.00	5.96	0.00
5/1 CMT	0.00	0.00	0.00	0.02	0.23	0.05	0.00
5/1 LIBOR	0.00	0.00	0.00	2.80	13.33	3.53	0.00
5/1 LIBOR IO	0.00	0.00	0.00	28.43	54.20	19.63	0.00
5/6 LIBOR	0.00	0.00	0.00	13.42	4.90	5.14	0.00
5/6 LIBOR IO	0.00	0.00	0.00	55.30	27.11	22.58	0.00
6 Mo LIBOR	0.00	0.24	0.09	0.00	0.00	0.07	0.00
6 Mo LIBOR IO	0.00	2.15	2.51	0.00	0.00	0.93	0.00
6 Mo MTA	1.12	0.00	0.00	0.00	0.00	0.10	0.00
7/1 CMT	0.00	0.00	0.00	0.03	0.00	0.01	0.00
7/1 LIBOR IO	0.00	0.00	0.00	0.00	0.17	0.03	0.00
FIXED	0.00	0.00	0.00	0.00	0.00	0.00	84.29
FIXED IO	0.00	0.00	0.00	0.00	0.00	0.00	15.71
Total:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

)

Interest Only Terms of the Mortgage Loans

Interest Only Terms	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I, II, III, IV, & V Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group VI Mortgage Loans
No IO	100.00%	22.07%	10.03%	16.27%	18.53%	24.13%	84.29%
10 Years	0.00	6.87	17.99	0.00	0.00	4.90	0.00
3 Years	0.00	15.54	22.70	0.00	0.00	7.62	0.00
4 Years	0.00	0.00	0.00	0.00	0.00	0.00	0.00
5 Years	0.00	55.53	49.29	83.73	81.31	63.32	15.71
7 Years	0.00	0.00	0.00	0.00	0.17	0.03	0.00
Total:	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Lehman Brothers, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

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